SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-dearo, Youngdungpo-gu, Seoul 07336, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Submission of Audit Report

1.	Name of external auditor: Samjong Accounting Corporation (KPMG)

2.	Date of receiving external audit report: February 28, 2018

3.	Auditor’s opinion

	FY 2017	FY 2016
Audit Report on Consolidated Financial Statements	Unqualified	Unqualified

4.	Financial Highlights of Consolidated Financial Statements

Items	FY 2017	FY 2016
Total Assets	29,159,687,233,535	24,884,336,178,373
Total Liabilities	14,178,177,736,048	11,421,947,749,091
Total Shareholders’ Equity	14,981,509,497,484	13,462,388,429,269
Capital Stock	1,789,078,500,000	1,789,078,500,000
Revenues	27,790,215,889,137	26,504,073,995,307
Operating Income	2,461,618,169,136	1,311,415,548,952
Ordinary Income	2,332,631,739,384	1,316,234,427,423
Net Income	1,937,051,628,911	931,508,969,394
Total Shareholders’ Equity / Capital Stock	837.4%	752.5%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

For the Years Ended December 31, 2017 and 2016

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

We have audited the accompanying consolidated financial statements of LG Display Co., Ltd. and its subsidiaries (the “Group”) which comprise the consolidated statements of financial position of the Group as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”), and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2017 and 2016, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with K-IFRS.

Other matter

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 22, 2018

This report is effective as of February 22, 2018, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2017 and 2016

(In millions of won)	Note	December 31, 2017		December 31, 2016

Assets
Cash and cash equivalents	4, 26	~~W~~	2,602,560	1,558,696
Deposits in banks	4, 26		758,078	1,163,750
Trade accounts and notes receivable, net	5, 14, 26 28		4,325,120	4,957,993
Other accounts receivable, net	5, 26		164,827	143,592
Other current financial assets	6, 26		27,252	28,016
Inventories	7		2,350,084	2,287,785
Prepaid income taxes			3,854	592
Other current assets	5		241,928	343,762

Total current assets			10,473,703	10,484,186

Deposits in banks	4, 26		11	13
Investments in equity accounted investees	8		122,507	172,683
Other non-current financial assets	6, 26		68,574	74,633
Property, plant and equipment, net	9		16,201,960	12,031,449
Intangible assets, net	10		912,821	894,937
Deferred tax assets	24		985,352	867,011
Other non-current assets	5		394,759	359,424

Total non-current assets			18,685,984	14,400,150

Total assets		~~W~~	29,159,687	24,884,336

Liabilities
Trade accounts and notes payable	26, 28	~~W~~	2,875,090	2,877,326
Current financial liabilities	11, 26		1,452,926	667,909
Other accounts payable	26		3,169,937	2,449,517
Accrued expenses			812,615	639,629
Income tax payable			321,978	257,082
Provisions	13		76,016	55,972
Advances received	14		194,129	61,818
Other current liabilities	13		75,991	48,966

Total current liabilities			8,978,682	7,058,219

Non-current financial liabilities	11, 26		4,150,192	4,111,333
Non-current provisions	13		28,312	8,155
Defined benefit liabilities, net	12		95,447	142,987
Long-term advances received	14		830,335	—
Deferred tax liabilities	24		24,646	32,108
Other non-current liabilities	13		70,563	69,146

Total non-current liabilities			5,199,495	4,363,729

Total liabilities			14,178,177	11,421,948

Equity
Share capital	15		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings			10,621,571	9,004,283
Reserves	15		(288,280)	(88,478)

Total equity attributable to owners of the Controlling Company			14,373,483	12,955,997

Non-controlling interests			608,027	506,391

Total equity			14,981,510	13,462,388

Total liabilities and equity		~~W~~	29,159,687	24,884,336

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2017 and 2016

(In millions of won, except earnings per share)	Note	2017		2016

Revenue	16, 17, 28	~~W~~	27,790,216	26,504,074
Cost of sales	7, 18, 28		(22,424,661)	(22,754,270)

Gross profit			5,365,555	3,749,804

Selling expenses	19		(994,483)	(693,937)
Administrative expenses	19		(696,022)	(610,479)
Research and development expenses			(1,213,432)	(1,133,972)

Operating profit			2,461,618	1,311,416

Finance income	22		279,019	139,671
Finance costs	22		(268,856)	(266,186)
Other non-operating income	21		1,081,746	1,590,824
Other non-operating expenses	21		(1,230,455)	(1,467,831)
Equity in income of equity accounted investees, net	8		9,560	8,339

Profit before income tax			2,332,632	1,316,233
Income tax expense	23		(395,580)	(384,725)

Profit for the year			1,937,052	931,508

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12, 23		(16,260)	155,346
Other comprehensive income from associates and joint ventrues			441	200
Related income tax	12, 23		9,259	(37,594)

			(6,560)	117,952
Items that are or may be reclassified to profit or loss
Net change in fair value of available-for-sale financial assets	22, 23		—	(77)
Foreign currency translation differences for foreign operations	22, 23		(231,738)	(90,503)
Other comprehensive income (loss) from associates and joint ventures	23		905	(5,416)
Related income tax	23		—	19

			(230,833)	(95,977)

Other comprehensive income (loss) for the year, net of income tax			(237,393)	21,975

Total comprehensive income for the year		~~W~~	1,699,659	953,483

Profit attributable to:
Owners of the Controlling Company			1,802,756	906,713
Non-controlling interests			134,296	24,795

Profit for the year		~~W~~	1,937,052	931,508

Total comprehensive income attributable to:
Owners of the Controlling Company			1,596,394	941,953
Non-controlling interests			103,265	11,530

Total comprehensive income for the year		~~W~~	1,699,659	953,483

Earnings per share (In won)
Basic earnings per share	25	~~W~~	5,038	2,534

Diluted earnings per share	25	~~W~~	5,038	2,534

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2017 and 2016

	Attributable to owners of the Controlling Company
(In millions of won)	Share capital		Share premium	Retained earnings	Reserves	Sub-total	Non-controlling interests	Total equity

Balances at January 1, 2016	~~W~~	1,789,079	2,251,113	8,158,526	(5,766)	12,192,952	512,004	12,704,956

Total comprehensive income (loss) for the year
Profit for the year		—	—	906,713	—	906,713	24,795	931,508

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	(58)	(58)	—	(58)
Remeasurements of net defined benefit liabilities, net of tax		—	—	117,752	—	117,752	—	117,752
Foreign currency translation differences for foreign operations, net of tax		—	—	—	(77,238)	(77,238)	(13,265)	(90,503)
Other comprehensive income (loss) from associates and joint ventures		—	—	200	(5,416)	(5,216)	—	(5,216)

Total other comprehensive income (loss)		—	—	117,952	(82,712)	35,240	(13,265)	21,975

Total comprehensive income (loss) for the year	~~W~~	—	—	1,024,665	(82,712)	941,953	11,530	953,483

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)	—	(178,908)
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(17,143)	(17,143)

Balances at December 31, 2016	~~W~~	1,789,079	2,251,113	9,004,283	(88,478)	12,955,997	506,391	13,462,388

Balances at January 1, 2017	~~W~~	1,789,079	2,251,113	9,004,283	(88,478)	12,955,997	506,391	13,462,388

Total comprehensive income (loss) for the year
Profit for the year		—	—	1,802,756	—	1,802,756	134,296	1,937,052

Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(7,001)	—	(7,001)	—	(7,001)
Foreign currency translation differences for foreign operations, net of tax		—	—	—	(200,707)	(200,707)	(31,031)	(231,738)
Other comprehensive income from associates and joint ventures		—	—	441	905	1,346	—	1,346

Total other comprehensive loss		—	—	(6,560)	(199,802)	(206,362)	(31,031)	(237,393)

Total comprehensive income (loss) for the year	~~W~~	—	—	1,796,196	(199,802)	1,596,394	103,265	1,699,659

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)	—	(178,908)
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(5,929)	(5,929)
Capital contribution from non-controlling interests		—	—	—	—	—	4,300	4,300

Balances at December 31, 2017	~~W~~	1,789,079	2,251,113	10,621,571	(288,280)	14,373,483	608,027	14,981,510

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2017 and 2016

(In millions of won)	Note	2017		2016

Cash flows from operating activities:
Profit for the year		~~W~~	1,937,052	931,508
Adjustments for:
Income tax expense	23		395,580	384,725
Depreciation	9, 18		2,791,883	2,643,445
Amortization of intangible assets	10, 18		422,693	378,126
Gain on foreign currency translation			(187,558)	(250,508)
Loss on foreign currency translation			174,919	161,897
Expenses related to defined benefit plans	12, 20		198,241	220,962
Gain on disposal of property, plant and equipment			(101,227)	(14,637)
Loss on disposal of property, plant and equipment			20,030	7,466
Impairment loss on property, plant and equipment			—	1,610
Gain on disposal of intangible assets			(308)	—
Loss on disposal of intangible assets			30	75
Impairment loss on intangible assets			1,809	138
Reversal of impairment loss on intangible assets			(35)	—
Warranty expenses			251,131	166,691
Finance income			(202,591)	(58,748)
Finance costs			142,591	187,931
Equity in income of equity method accounted investees, net	8		(9,560)	(8,339)
Other income			(16,812)	(15,546)
Other expenses			1,870	15,777

			3,882,686	3,821,065

Changes in
Trade accounts and notes receivable			484,592	(553,775)
Other accounts receivable			(3,004)	62,981
Inventories			(55,979)	105,688
Other current assets			180,844	126,616
Other non-current assets			(119,002)	(126,256)
Trade accounts and notes payable			113,590	(114,977)
Other accounts payable			106,930	66,930
Accrued expenses			181,509	(16,431)
Provisions			(210,973)	(160,462)
Other current liabilities			(585)	17,272
Defined benefit liabilities, net			(261,966)	(276,459)
Long-term advances received			1,020,470	—
Other non-current liabilities			5,974	21,641

			1,442,400	(847,232)
Cash generated from operating activities			7,262,138	3,905,341
Income taxes paid			(416,794)	(187,816)
Interests received			55,340	48,911
Interests paid			(136,483)	(125,530)

Net cash provided by operating activities		~~W~~	6,764,201	3,640,906

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2017 and 2016

(In millions of won)	Note	2017		2016

Cash flows from investing activities:
Dividends received		~~W~~	8,639	59,820
Proceeds from withdrawal of deposits in banks			2,206,148	3,293,398
Increase in deposits in banks			(1,803,718)	(2,684,810)
Acquisition of financial assets at fair value through profit or loss			—	(1,500)
Acquisition of available-for-sale financial assets			(273)	(859)
Proceeds from disposal of available-for-sale financial assets			917	507
Acquisition of investments in equity accounted investees			(20,309)	—
Proceeds from disposal of investments in equity accounted investees			13,128	29,745
Acquisition of property, plant and equipment			(6,592,435)	(3,735,948)
Proceeds from disposal of property, plant and equipment			160,252	278,067
Acquisition of intangible assets			(454,448)	(405,167)
Proceeds from disposal of intangible assets			1,674	261
Government grants received			1,859	6,393
Receipt from settlement of derivatives			2,592	4,008
Increase in short-term loans			—	(2,132)
Proceeds from collection of short-term loans			1,118	8,202
Increase in long-term loans			(13,930)	(32,498)
Decrease in deposits			4,272	2,436
Increase in deposits			(2,648)	(9,105)
Proceeds from disposal of emission rights			6,090	—

Net cash used in investing activities			(6,481,072)	(3,189,182)

Cash flows from financing activities:	27
Proceeds from short-term borrowings			—	107,345
Repayments of short-term borrowings			(105,864)	—
Proceeds from issuance of debentures			497,959	597,573
Proceeds from long-term debt			1,195,415	1,667,060
Repayments of long-term debt			—	(347,693)
Repayments of current portion of long-term debt and debentures			(544,731)	(1,520,287)
Capital contribution from non-controlling interests			4,300	—
Subsidiaries’ dividends distributed to non-controlling interests			(5,929)	(17,143)
Dividends paid			(178,908)	(178,908)

Net cash provided by financing activities			862,242	307,947

Net increase in cash and cash equivalents			1,145,371	759,671
Cash and cash equivalents at January 1			1,558,696	751,662
Effect of exchange rate fluctuations on cash held			(101,507)	47,363

Cash and cash equivalents at December 31		~~W~~	2,602,560	1,558,696

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 and the Controlling Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of December 31, 2017, the Group operates Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China, Poland and Vietnam. The Controlling Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of December 31, 2017, LG Electronics Inc., a major shareholder of the Controlling Company, owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2017, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of December 31, 2017, there are 24,581,448 ADSs outstanding.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2017

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell Display products	USD 411
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell Display products	JPY 95
LG Display Germany GmbH	Eschborn, Germany	100%	December 31	November 5, 1999	Sell Display products	EUR 1
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell Display products	NTD 116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture Display products	CNY 3,020
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell Display products	CNY 4
LG Display Poland Sp. z o.o.	Wroclaw, Poland	100%	December 31	September 6, 2005	Manufacture Display products	PLN 511
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture Display products	CNY 1,655
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	August 28, 2007	Sell Display products	CNY 4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	January 12, 2009	Sell Display products	USD 1.1
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	January 5, 2010	Manufacture and sell LCD module and LCD monitor sets	CNY 116
LG Display Yantai Co., Ltd.	Yantai, China	100%	December 31	April 19, 2010	Manufacture Display products	CNY 1,008
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Janitorial services	KRW 800
LG Display (China) Co., Ltd.(*1)	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell Display products	CNY 8,232
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD 9
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100%	December 31	April 28, 2015	Sell Display products	CNY 1.2
Global OLED Technology, LLC	Herndon, U.S.A.	100%	December 31	December 18, 2009	Manage OLED intellectual property	USD 138
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	100%	December 31	May 5, 2016	Manufacture Display products	USD 100
Suzhou Lehui Display Co., Ltd.	Suzhou, China	100%	December 31	July 1, 2016	Manufacture and sell LCD module and LCD monitor sets	CNY 637
Money Market Trust(*2)	Seoul, South Korea	100%	December 31	—	Money market trust	KRW 61,471

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2017, Continued

(*1)	In June 2017, LG Display Guangzhou Co., Ltd. (“LGDGZ”) contributed ~~W~~8,557 million in cash for the capital increase of LG Display (China) Co., Ltd. (“LGDCA”).
(*2)	For the year ended December 31, 2017, the Controlling Company acquired ~~W~~61,471 million in Money Market Trust.

~~W~~603,493 million and ~~W~~349,977 million, respectively, are attributable to the Controlling Company over the distributed dividends from consolidated subsidiaries for the years ended December 31, 2017 and 2016.

(c)	Summary of financial information of subsidiaries at the reporting date is as follows:

(In millions of won)	December 31, 2017				2017
Subsidiaries	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	~~W~~	1,805,429	1,801,175	4,254	11,000,647	268
LG Display Japan Co., Ltd.		245,128	244,041	1,087	2,484,558	263
LG Display Germany GmbH		519,989	517,559	2,430	1,846,424	1,441
LG Display Taiwan Co., Ltd.		450,202	439,753	10,449	1,699,164	2,303
LG Display Nanjing Co., Ltd.		690,353	101,291	589,062	527,566	45,649
LG Display Shanghai Co., Ltd.		723,893	719,200	4,693	1,334,361	3,288
LG Display Poland Sp. z o.o.		173,243	8,419	164,824	35,722	1,228
LG Display Guangzhou Co., Ltd.		1,864,870	1,321,134	543,736	2,544,600	143,402
LG Display Shenzhen Co., Ltd.		230,670	227,288	3,382	1,870,152	2,384
LG Display Singapore Pte. Ltd.		365,426	364,604	822	968,583	1,082
L&T Display Technology (Fujian) Limited		322,684	259,558	63,126	1,348,391	(6,912)
LG Display Yantai Co., Ltd.		1,239,341	944,190	295,151	2,212,055	102,017
Nanumnuri Co., Ltd.		5,659	4,540	1,119	21,530	109
LG Display (China) Co., Ltd.		3,395,779	1,473,781	1,921,998	2,922,116	458,940
Unified Innovative Technology, LLC		5,664	14	5,650	—	(1,025)
LG Display Guangzhou Trading Co., Ltd.		98,079	97,038	1,041	626,322	852
Global OLED Technology, LLC		79,429	13,616	65,813	8,160	(4,779)
LG Display Vietnam Haiphong Co., Ltd.		1,066,218	976,339	89,879	148,725	(14,543)
Suzhou Lehui Display Co., Ltd		202,661	90,123	112,538	408,797	3,721

	~~W~~	13,484,717	9,603,663	3,881,054	32,007,873	739,688

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

1.	Reporting Entity, Continued

(In millions of won)	December 31, 2016				2016
Subsidiaries	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	~~W~~	1,956,963	1,939,225	17,738	10,616,003	8,888
LG Display Japan Co., Ltd.		275,902	271,356	4,546	1,841,304	2,148
LG Display Germany GmbH		635,597	630,225	5,372	1,956,743	2,060
LG Display Taiwan Co., Ltd.		603,406	591,555	11,851	1,683,349	3,350
LG Display Nanjing Co., Ltd.		729,928	90,116	639,812	447,544	43,068
LG Display Shanghai Co., Ltd.		778,951	764,890	14,061	1,543,986	5,881
LG Display Poland Sp. z o.o.		162,117	8,579	153,538	47,821	3,070
LG Display Guangzhou Co., Ltd.		2,094,388	1,282,653	811,735	2,517,322	211,874
LG Display Shenzhen Co., Ltd.		257,262	250,895	6,367	1,886,790	2,509
LG Display Singapore Pte. Ltd.		434,194	432,260	1,934	981,219	1,807
L&T Display Technology (Fujian) Limited		374,698	300,695	74,003	1,327,560	18,289
LG Display Yantai Co., Ltd.		1,622,688	1,278,088	344,600	2,402,669	75,010
Nanumnuri Co., Ltd.		4,612	3,602	1,010	16,047	(355)
LG Display (China) Co., Ltd.		3,121,451	1,554,529	1,566,922	1,912,569	52,778
Unified Innovative Technology, LLC		7,497	18	7,479	—	(1,184)
LG Display Guangzhou Trading Co., Ltd.		158,183	157,588	595	424,919	206
Global OLED Technology, LLC		91,062	11,678	79,384	8,480	(6,446)
LG Display Vietnam Haiphong Co., Ltd.		163,535	46,156	117,379	—	(1,018)
Suzhou Lehui Display Co., Ltd.(*)		227,464	115,486	111,978	203,738	(8,236)

	~~W~~	13,699,898	9,729,594	3,970,304	29,818,063	413,699

(*)	Revenue and profit of Suzhou Lehui Display Co., Ltd. for the year ended December 31, 2016 represents financial information subsequent to its acquisition date, July 1, 2016.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, these consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

The consolidated financial statements were authorized for issuance by the Board of Directors on January 22, 2018, which will be submitted for approval to the shareholders’ meeting to be held on March 15, 2018.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statements of financial position:

•	derivative instruments, financial assets at fair value through profit or loss and available-for-sale financial assets are measured at fair value, and

•	net defined benefit liabilities are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the consolidated financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Classification of financial instruments (note 3.(e))

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provisions (note 3.(k), 13 and 14(a))

•	Measurement of defined benefit obligations (note 12)

•	Deferred tax assets and liabilities (note 24)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in preparation of its consolidated financial statements are as follows:

(a)	Consolidation

(i) Business Combinations

The Group accounts for business combinations using the acquisition method when control is transferred to the Group. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities in accordance with K-IFRS No. 1032 and K-IFRS No. 1039. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

(ii) Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

(iii) Non-controlling interests

Non-controlling interests (“NCI”) are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Changes in the Group’s interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

(iv) Loss of Control

If the Controlling Company loses control of subsidiaries, the Controlling Company derecognizes the assets and liabilities of the former subsidiaries from the consolidated statement of financial position and recognizes the gain or loss associated with the loss of control attributable to the former controlling interest. Meanwhile, the Controlling Company recognizes any investment retained in the former subsidiaries at its fair value when control is lost.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

3.	Summary of Significant Accounting Policies, Continued

(a)	Consolidation, Continued

(v) Associates and joint ventures (equity method investees)

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Investments in associates and joint ventures are initially recognized at cost and subsequently accounted for using the equity method of accounting. The carrying amount of investments in associates and joint ventures is increased or decreased to recognize the Group’s share of the profits or losses and changes in the Group’s proportionate interest of the investee after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment.

If an associate or joint ventures uses accounting policies different from those of the Controlling Company for like transactions and events in similar circumstances, appropriate adjustments are made to the consolidated financial statements. As of and during the periods presented in the consolidated financial statements, no adjustments were made in applying the equity method.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

(vi) Transactions eliminated on consolidation

Intra-group balances and transactions, including income and expenses and any unrealized income and expenses and balance of trade accounts and notes receivable and payable arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

3.	Summary of Significant Accounting Policies, Continued

(b)	Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on available-for-sale equity instruments and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including loans, bonds and cash and cash equivalents are recognized in finance income (costs) in the consolidated statement of comprehensive income and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the consolidated statement of comprehensive income. Relevant foreign currency differences are presented in gross amounts in the consolidated statement of comprehensive income.

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial position and financial performance of the foreign operation are translated into the presentation currency using the following methods. The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, including goodwill and fair value adjustments arising on acquisition, are translated to the Group’s functional currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to the Group’s functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income. However, if the operation is a non-wholly-owned subsidiary, then the relevant proportionate share of the translation difference is allocated to the non-controlling interests. When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. If the Group disposes part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the at each reporting date’s exchange rate.

(c)	Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

3.	Summary of Significant Accounting Policies, Continued

(d)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

(e)	Financial Instruments

(i) Non-derivative financial assets

The Group initially recognizes loans and receivables and deposits on the date they are originated. All other non-derivative financial assets, including financial assets at fair value through profit or loss (“FVTPL”), are recognized in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. If a transfer does not result in derecognition because the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset and recognizes a financial liability for the consideration received. In subsequent periods, the Group recognizes any income on the transferred assets and any expense incurred on the financial liability.

Financial assets and liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

The Group has the following non-derivative financial assets: financial assets at FVTPL, loans and receivables and available-for-sale financial assets.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

(i) Non-derivative financial assets, Continued

Financial assets at fair value through profit or loss

A financial asset is classified at FVTPL if it is classified as held for trading or is designated as such upon initial recognition. If a contract contains one or more embedded derivatives, the Group designates the entire hybrid (combined) contract as a financial asset at FVTPL unless: the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative(s) is prohibited. Upon initial recognition, attributable transaction costs are recognized in profit or loss as incurred. Financial assets at FVTPL are measured at fair value, and changes therein are recognized in profit or loss.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. When loans and receivables are recognized initially, the Group measures them at their fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise trade accounts and notes receivable and other accounts receivable.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified as financial assets at FVTPL, held-to-maturity financial assets or loans and receivables. The Group’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale equity instruments, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment in available-for-sale financial assets is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and whose derivatives are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

(ii) Non-derivative financial liabilities

The Group classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities, in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2017, non-derivative financial liabilities comprise borrowings, bonds and others.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii) Share Capital

The Group only issued common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

(iv) Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Hedge Accounting

If necessary, the Group designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group’s management formally designates and documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship, both at the inception of the hedge relationship as well as on an ongoing basis.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

3. Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

(iv) Derivative financial instruments, Continued

i) Fair value hedges

Change in the fair value of a derivative hedging instrument designated as a fair value hedge and the hedged item is recognized in profit or loss, respectively. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of comprehensive income. The Group discontinues fair value hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore or if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

ii) Cash flow hedges

When a derivative designated as a cash flow hedging instrument meets the criteria of cash flow hedge accounting, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and the ineffective portion of changes in the fair value of the derivative is recognized in profit or loss. The Group discontinues cash flow hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them any more or if the hedging instruments expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at FVTPL. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

Other derivative financial instruments

Derivative financial instruments are measured at fair value and changes of them not designated as a hedging instrument or not effective for hedging are recognized in profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

3.	Summary of Significant Accounting Policies, Continued

(f)	Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Depreciation is recognized in profit or loss on a straight-line basis, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The residual value of property, plant and equipment is zero. Land is not depreciated.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	4, 12

Depreciation methods, useful lives and residual values are reviewed at each financial yearend and adjusted if appropriate and any changes are accounted for as changes in accounting estimates. There were no such changes for all periods presented.

(g)	Borrowing Costs

The Group capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Group immediately recognizes other borrowing costs as an expense.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

3.	Summary of Significant Accounting Policies, Continued

(h)	Government Grants

In case there is reasonable assurance that the Group will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii) Grants for compensating the Group’s expenses incurred

A government grant that compensates the Group for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

(iii) Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Group with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

(i)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of investments in subsidiaries, associates and joint ventures over the Group’s share of the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

3.	Summary of Significant Accounting Policies, Continued

(i)	Intangible Assets, Continued

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized only if the Group can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•	how the intangible asset will generate probable future economic benefits. Among other things, the Group can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset,

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

(iv) Subsequent costs

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific intangible asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

3.	Summary of Significant Accounting Policies, Continued

(i)	Intangible Assets, Continued

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Customer relationships	7, 10
Technology	10
Development costs	(*)
Condominium and golf club memberships	Not amortized

(*)	Capitalized development costs are amortized over the useful life considering the life cycle of the developed products. Amortization of capitalized development costs is recognized in research and development expenses in the consolidated statement of comprehensive income.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(j)	Impairment

(i) Financial assets

A financial asset not carried at FVTPL is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency in interest or principal payments by an issuer or a debtor, for economic reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the Group would not otherwise consider, or the disappearance of an active market for that financial asset. In addition, for an investment in an equity security, objective evidence of impairment includes significant financial difficulty of the issuer and a significant or prolonged decline in its fair value below its cost.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

3.	Summary of Significant Accounting Policies, Continued

(j)	Impairment, Continued

(i) Financial assets, Continued

Management considers evidence of impairment for loans and receivables at both a specific asset and collective level. All individually significant loans and receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Loans and receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment the Group uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

If there is objective evidence that an impairment loss has been incurred on financial assets carried at amortized cost, the amount of the impairment loss is measured as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables.

The amount of the impairment loss on financial assets including equity securities carried at cost is measured as the difference between the carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income the amount of the cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

In a subsequent period, for the financial assets recorded at fair value, if the fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed. The amount of the reversal in financial assets carried at amortized cost and a debt instrument classified as available for sale is recognized in profit or loss. However, impairment loss recognized for an investment in an equity instrument classified as available-for-sale is reversed through other comprehensive income.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

3.	Summary of Significant Accounting Policies, Continued

(j)	Impairment, Continued

(ii) Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year at the same time.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is based on the best information available to reflect the amount that the Group could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Goodwill acquired in a business combination is allocated to CGUs that are expected to benefit from the synergies of the combination. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized. An impairment loss in respect of goodwill is not reversed.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

3.	Summary of Significant Accounting Policies, Continued

(k)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Group recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Group’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Group’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(l)	Employee Benefits

(i) Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Group has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

3.	Summary of Significant Accounting Policies, Continued

(l)	Employee Benefits, Continued

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Group’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(m)	Revenue

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, earned trade discounts, volume rebates and other cash incentives paid to customers. Revenue is recognized when persuasive evidence exists that the significant risks and rewards of ownership have been transferred to the buyer, generally on delivery and acceptance at the customers’ premises, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue when the sales are recognized. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of comprehensive income.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

3.	Summary of Significant Accounting Policies, Continued

(n)	Operating Segments

An operating segment is a component of the Group that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the group, 2) whose operating results are reviewed regularly by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. Management has determined that the CODM of the Group is the Board of Directors. The CODM does not receive and therefore does not review discrete financial information for any component of the Group. Consequently, no operating segment information is included in these consolidated financial statements. Entity wide disclosures of geographic and product revenue information are provided in note 17 to these consolidated financial statements.

(o)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at FVTPL, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(p)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

3.	Summary of Significant Accounting Policies, Continued

(p)	Income Tax, Continued

(ii) Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Group offsets deferred tax assets and deferred tax liabilities if, and only if the Group has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

(q)	Earnings Per Share

The Controlling Company presents basic and diluted earnings per share (“EPS”) data for its common stocks. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Controlling Company by the weighted average number of common stocks outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common stocks outstanding, adjusted for the effects of all dilutive potential common stocks such as convertible bonds and others.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

3.	Summary of Significant Accounting Policies, Continued

(r)	Change in Accounting Policies

The Group has consistently applied the accounting policies to the consolidated financial statements for 2017 and 2016 except for the new amendments effective for annual periods beginning on or after January 1, 2017 as mentioned below.

(i)	K-IFRS No. 1007, Statement of Cash Flows

The Group has adopted the amendment to K-IFRS No. 1007, Statement of Cash Flows, since January 1, 2017. The amendment to K-IFRS No. 1007 is part of the disclosure initiative to improve presentation and disclosure in financial statements and requires an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities including both changes due to cash flows and non-cash changes such as changes from financing cash flows, changes arising from obtaining or losing control of subsidiaries or other businesses, the effect of changes in foreign exchange rates and changes in fair value and other changes. The Group has applied the amendment and disclosed changes in liabilities arose from financing activities including both changes due to cash flows and non-cash changes in note 27.

(ii)	K-IFRS No. 1012, Income Taxes

The Group has adopted the amendment to K-IFRS No. 1012, Income Taxes, since January 1, 2017. The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendment provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount. There is no impact of applying this amendment on the consolidated financial statements.

(s)	New Standards and Amendments Not Yet Adopted

The following new standards and amendments to existing standards have been published and are mandatory for the Group for annual periods beginning after January 1, 2017, and the Group has not early adopted them.

(i)	K-IFRS No. 1109, Financial Instruments

K-IFRS No. 1109, Financial Instruments, published on September 25, 2015 which will replace K-IFRS No. 1039, Financial Instruments: Recognition and Measurement, is effective for annual periods beginning on January 1, 2018, with early adoption permitted. The Group plans to adopt K-IFRS No. 1109 in its consolidated financial statements for annual periods beginning on January 1, 2018.

Adoption of K-IFRS No. 1109 will generally be applied retrospectively, except as described below.

•	Advantage of exemption allowing the Group not to restate comparative information for prior periods with respect to classification, measurement and impairment changes.

•	Prospective application of new hedge accounting except for those specified in K-IFRS No. 1109 for retrospective application such as accounting for the time value of options and others.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

3.	Summary of Significant Accounting Policies, Continued

(s)	New Standards and Amendments Not Yet Adopted, Continued

Key features of K-IFRS No. 1109 are a) new classification and measurement approach for financial assets that reflects the business model in which assets are managed and their cash flow characteristics, b) impairment model based on changes in expected credit losses, and c) new approach to hedge qualification and methods for assessing hedge effectiveness.

Adoption of K-IFRS No. 1109 necessitates the assessment on the potential impact on the Group’s consolidated financial statements resulting from the application of new standards, revision of its accounting process and internal controls related to reporting financial instruments. The quantitative impact of adopting K-IFRS No. 1109 on the Group’s consolidated financial statements in 2018 may differ because it will be dependent on the financial instruments that the Group holds and economic conditions at that time as well as accounting elections and judgments that it will make in the future.

During the year ended December 31, 2017, the Group modified the internal controls and the accounting system in preparation of adoption of K-IFRS No. 1109. Management believes that the adoption of the amendment is expected to have no significant impact on the consolidated financial statements of the Group. The potential general impact on its consolidated financial statements resulting from the application of new standards are as follows.

Classification and Measurement of Financial Assets

K-IFRS No. 1109 contains three principal classification categories for financial assets: measured at amortized cost, fair value through other comprehensive income (“FVOCI”) and fair value through profit or loss (“FVTPL”), based on the business model in which assets are managed and their cash flow characteristics. However, derivatives embedded in contracts where the host is a financial assets in the scope of the standard are never bifurcated. Instead, the hybrid financial instrument as a whole is assessed for classification.

Business model assessment	Contractual cash flow characteristics
	Solely payments of principal and interest	Others
Hold to collect contractual cash flows	Amortized cost (*1)	FVTPL (*2)
Hold to collect contractual cash flows and sell financial assets	FVOCI
Hold to sell financial assets and others	FVTPL

(*1)	The Group may irrevocably designate a financial asset as measured at FVTPL using the fair value option at initial recognition if doing so eliminates or significantly reduces accounting mismatch.
(*2)	The Group may irrevocably designate an equity investment that is not held for trading as measured at FVOCI using the fair value option.

The requirements to classify financial assets as amortized cost or FVOCI under K-IFRS No. 1109 are more restrictive than them under K-IFRS No. 1039. Accordingly, increase in proportion of financial assets classified as FVTPL may result in increase of volatility in profit or loss of the Group. As of December 31, 2017, the Group recognized ~~W~~7,938,886 million of loans and receivable, ~~W~~5,142 million of available-for-sale financial assets and ~~W~~1,552 million of financial assets at fair value through profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

3.	Summary of Significant Accounting Policies, Continued

(s)	New Standards and Amendments Not Yet Adopted, Continued

A debt investment is measured at amortized cost if it meets both of the following conditions:

•	The asset is held within a business model whose objective is achieved by collecting contractual cash flows; and

•	The contractual terms of the financial asset give rise on specified dates to cash flow that are solely payments of principal and interest on the principal amount outstanding.

As of December 31, 2017, the Group recognized ~~W~~7,938,886 million of loans and receivables and measured at amortized cost.

A debt investment is measured at FVOCI if it meets both of the following conditions:

•	The asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	The contractual terms of the financial asset give rise on specified dates to cash flow that are solely payments of principal and interest on the principal amount outstanding.

As of December 31, 2017, the Group recognized ~~W~~162 million of debt instruments classified as available-for-sale financial assets.

Equity investment that are not held for trading may be irrevocably designated as FVOCI on initial recognition and they are not subsequently recycled to profit or loss. As of December 31, 2017, the Group recognized ~~W~~4,980 million of equity investment classified as available-for-sale financial assets.

A financial asset is measured at FVTPL, if:

•	The asset’s contractual cash flows do not represent solely payments of principal and interest on the principal amount outstanding;

•	Debt instrument is held for trading; or

•	Equity instrument is not designated as FVOCI.

As of December 31, 2017, the Group recognized ~~W~~1,552 million of debt instrument classified as FVTPL.

Based on the evaluation to date, upon adoption of K-IFRS No.1109, ~~W~~4,980 million of available-for-sale financial assets is expected to be classified as FVTPL.

Classification and Measurement of Financial Liabilities

Under K-IFRS No. 1109, the amount of change in the fair value of liabilities designated as at FVTPL that is attributable to changes in the credit risk of the liability is not presented in the item of profit or loss, but in OCI and they are not subsequently recycled to profit or loss. However, if accounting mismatch is created or enlarged as a result of this accounting treatment, the amount of change in the credit risk of the financial liabilities is also recognized as profit or loss.

Adoption of K-IFRS No. 1109 may result in decrease of profit or loss in relation to evaluation of financial liabilities as some of change in the fair value of financial liabilities designated as at FVTPL is presented in OCI. As of December 31, 2017, there was no financial liabilities measured at FVTPL.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

3.	Summary of Significant Accounting Policies, Continued

(s)	New Standards and Amendments Not Yet Adopted, Continued

Impairment: Financial assets and contract assets

Impairment loss is recognized if there is any objective evidence that a financial asset or group of financial asset is impaired according to ‘incurred loss model’ under K-IFRS No. 1039. However, K-IFRS No. 1109 replaces the incurred loss model in K-IFRS No. 1039 with an ‘expected credit loss impairment model’ which applies to debt instruments measured at amortized cost or at fair value through other comprehensive income, lease receivable, loan commitments and financial guarantee contracts.

Under K-IFRS No. 1109, loss allowance is classified into three stages below in accordance with increase of credit risk after initial recognition of financial assets and measured on the 12-month expected credit loss (“ECL”) or lifetime ECL basis. Under K-IFRS No. 1109, loss allowances are recognized based on the following method, the timing of which is earlier than that under K-IFRS 1039.

Classification		Loss allowances
Stage 1	No significant increase in credit risk since initial recognition	12-month expected credit losses: the expected credit losses that result from default events that are possible within 12 months after the reporting date.
Stage 2	Significant increase in credit risk since initial recognition	Lifetime expected credit losses: the expected credit losses that result from all possible default events over the expected life of the financial instrument.
Stage 3	Objective evidence of credit risk impairment

Under K-IFRS No. 1109, cumulative change in lifetime expected credit loss since initial recognition is recognized as a loss allowance for financial asset, if it was credit-impaired at initial recognition. As of December 31, 2017, under K-IFRS No.1039, the Group recognized ~~W~~2,943 million of loss allowances for ~~W~~7,941,829 million of debt instrument measured at amortized cost including loans and receivables.

Hedge accounting

K-IFRS No. 1109 maintains mechanics of hedge accounting including fair value hedges, cash flow hedges and hedges of a net investment in a foreign operation while replacing complex and regulation based requirements of hedge accounting in K-IFRS No. 1039 with principle based method for assessing hedge effectiveness by focusing on the risk management strategy of the Group. K-IFRS No. 1109 enlarges the risk management objectives and strategy and mitigates hedge accounting requirements including elimination of assessment to determine if it actually to have been highly effective throughout the financial reporting periods for which the hedge was designated and quantified guidance (80-125 percent).

By complying with the hedging rules in K-IFRS 1109, the Group can apply hedge accounting for transactions that do not meet the hedging criteria under K-IFRS 1039 thereby reducing volatility in the profit or loss.

When initially applying K-IFRS 1109, the Group may choose as its accounting policy to continue to apply hedge accounting requirements under K-IFRS 1039 instead of the requirements in K-IFRS 1109.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

3.	Summary of Significant Accounting Policies, Continued

(s)	New Standards and Amendments Not Yet Adopted, Continued

(ii)	K-IFRS No. 1115, Revenue from contracts with customers

K-IFRS No. 1115, Revenue from contracts with customers, published on November 6, 2015 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. K-IFRS No. 1115 replaces existing revenue recognition guidance, including K-IFRS No. 1018 Revenue, K-IFRS No. 1011, Construction Contracts, K-IFRS No. 2031, Revenue: Barter Transactions Involving Advertising Services, K-IFRS No. 2113, Customer Loyalty Programmes, K-IFRS No. 2115, Agreements for the Construction of Real Estate and K-IFRS No. 2118, Transfers of Assets from Customers. Regarding transition to K-IFRS No.1115, the Group has decided to apply the cumulative effect method, i.e. recognizing the cumulative effect of applying K-IFRS No. 1115 at the date of initial application, which is January 1, 2018, without restatement of the comparative periods presented. In doing so, the Group also decided to apply the practical expedients as allowed by K-IFRS No. 1115 by applying the new standard only to those contracts that are not considered as completed contracts at the date of initial application.

Revenue recognition criteria in K-IFRS No. 1018 are applied separately to each transaction including sale of goods, rendering of services, interest, royalties, dividends and construction contracts. However, K-IFRS No. 1115 establishes a single new revenue recognition standard for contracts with customers and introduces a five-step model for determining whether, how much and when revenue is recognized.

The steps in five-step model are as follows:

a) Identify the contract with a customer.

b) Identify the performance obligations in the contract.

c) Determine the transaction price.

d) Allocate the transaction price to the performance obligations in the contract.

e) Recognize revenue when (or as) the entity satisfies a performance obligation.

During the year ended December 31, 2017, the Group assessed the financial impact of the adoption of K-IFRS No. 1115 on its consolidated financial statements. As a result, the potential general impact on its consolidated financial statements resulting from the application of the new standard is as follows.

Variable Consideration

The consideration received from customers may be variable as the Group allows its customers to return their products according to the contracts. The Group shall estimate an amount of variable consideration by using the expected value or the most likely amount, depending on which method the entity expects to better predict the amount of consideration to which it will be entitled and include in the transaction price some or all of an amount of variable consideration estimated only to the extent that is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when return period expires. The Group shall recognize refund liability measured at the amount of consideration received (or receivable) to which the Group does not expect to be entitled and a new asset for the right to recover returned goods. As a result of this change, it is expected that the refund liability and a new asset for the right to recover returned goods will be increased by ~~W~~9,789 million, respectively, as of January 1, 2018.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

3.	Summary of Significant Accounting Policies, Continued

(s)	New Standards and Amendments Not Yet Adopted, Continued

(iii)	K-IFRS No. 1116, Leases

K-IFRS No. 1116, Leases, published on May 22, 2017 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. K-IFRS No. 1116 replaces existing leases guidance including K-IFRS No. 1017, Leases, K-IFRS No.2014, Determining whether an Arrangement contains a Lease, K-IFRS No.2015, Operating Leases—Incentives and K-IFRS No.2027, Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

At inception of a contract, the Group assesses whether the contract is, or contains, a lease and reassess whether a contract is, or contains, a lease at the date of initial application. However, as a practical expedient, the Group is not required to reassess for contracts entered into, or changed, on or before January 1, 2019. The Group is currently assessing the potential impact on its consolidated financial statements resulting from the application of K-IFRS No.1116.

(iv)	K-IFRS No. 2112, Foreign Currency Transactions and Advance Consideration

According to the new interpretation, K-IFRS No. 2112, Foreign Currency Transactions and Advance Consideration, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the entity shall determine a date of the transaction for each payment or receipt of advance consideration. K-IFRS No. 2122 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. Management believes that the adoption of the amendment is expected to have no significant impact on the consolidated financial statements of the Group.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks at the reporting date are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Current assets
Cash and cash equivalents
Demand deposits	~~W~~	2,602,560	1,558,696
Deposits in banks
Time deposits	~~W~~	685,238	1,091,364
Restricted cash (*)		72,840	72,386

	~~W~~	758,078	1,163,750

Non-current assets
Deposits in banks
Restricted cash (*)	~~W~~	11	13

	~~W~~	3,360,649	2,722,459

(*)	Restricted cash includes mutual growth fund to aid LG Group’s second and third-tier suppliers, pledge to enforce investment plans related to received subsidies from Gumi city and Gyeongsangbuk- do and others.

5.	Receivables and Other Assets

(a)	Trade accounts and notes receivable at the reporting date are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Trade, net	~~W~~	3,275,902	3,916,171
Due from related parties		1,049,218	1,041,822

	~~W~~	4,325,120	4,957,993

(b)	Other accounts receivable at the reporting date are as follows:

(In millions of won)	December 31, 2017		December 31, 2016
Current assets
Non-trade receivable, net	~~W~~	150,554	134,161
Accrued income		14,273	9,431

	~~W~~	164,827	143,592

Due from related parties included in other accounts receivable, as of December 31, 2017 and 2016 are ~~W~~10,821 million and ~~W~~5,231 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

5.	Receivables and Other Assets, Continued

(c)	The aging of trade accounts and note receivable, other accounts receivable and long-term non-trade receivable at the reporting date are as follows:

(In millions of won)	December 31, 2017
	Book value				Impairment loss
	Trade accounts and notes receivable		Other accounts receivable(*)	Long-term non-trade receivable	Trade accounts and notes receivable	Other accounts receivable(*)	Long-term non-trade receivable
Not past due	~~W~~	4,323,465	164,755	8,738	(1,631)	(905)	—
Past due 1-15 days		2,652	488	—	(1)	(3)	—
Past due 16-30 days		631	65	—	—	(1)	—
Past due 31-60 days		—	208	—	—	(2)	—
Past due more than 60 days		4	622	—	—	(400)	—

	~~W~~	4,326,752	166,138	8,738	(1,632)	(1,311)	—

(*)	Other accounts receivable includes non-trade receivable and accrued income.

(In millions of won)	December 31, 2016
	Book value				Impairment loss
	Trade accounts and notes receivable		Other accounts receivable(*)	Long-term non-trade receivable	Trade accounts and notes receivable	Other accounts receivable(*)	Long-term non-trade receivable
Not past due	~~W~~	4,958,591	140,893	2,643	(1,488)	(669)	(23)
Past due 1-15 days		386	2,298	—	—	(20)	—
Past due 16-30 days		417	309	—	—	—	—
Past due 31-60 days		65	640	—	—	(6)	—
Past due more than 60 days		22	545	—	—	(398)	—

	~~W~~	4,959,481	144,685	2,643	(1,488)	(1,093)	(23)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

5.	Receivables and Other Assets, Continued

The movement in the allowance for impairment in respect of trade accounts and notes receivable, other accounts receivable and long-term non-trade receivable for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	2017				2016
	Trade accounts and notes receivable		Other accounts receivable	Long-term non-trade receivable	Trade accounts and notes receivable	Other accounts receivable	Long-term non-trade receivable
Balance at the beginning of the period	~~W~~	1,488	1,093	23	1,507	566	52
(Reversal of) bad debt expense		144	218	(23)	(19)	527	(29)

Balance at the reporting date	~~W~~	1,632	1,311	—	1,488	1,093	23

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

5.	Receivables and Other Assets, Continued

(d)	Other assets at the reporting date are as follows:

(In millions of won)	December 31, 2017		December 31, 2016
Current assets
Advance payments	~~W~~	7,973	9,297
Prepaid expenses		83,626	74,657
Value added tax refundable		148,351	259,808
Emission rights		1,978	—

	~~W~~	241,928	343,762

Non-current assets
Long-term prepaid expenses	~~W~~	394,759	358,424
Long-term advanced payment		—	1,000

	~~W~~	394,759	359,424

6.	Other Financial Assets

(a)	Other financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2017		December 31, 2016
Current assets
Available-for-sale financial assets	~~W~~	6	—
Deposits		10,480	20,320
Short-term loans		16,766	7,696

	~~W~~	27,252	28,016

Non-current assets
Financial asset at fair value through profit or loss	~~W~~	1,552	1,382
Available-for-sale financial assets		5,136	7,993
Deposits		19,898	27,635
Long-term loans		32,408	34,760
Long-term non-trade receivable		8,738	2,619
Derivatives (*)		842	244

	~~W~~	68,574	74,633

Other financial assets of related parties as of December 31, 2017 and 2016 are ~~W~~2,750 million and ~~W~~3,488 million, respectively.

(*)	Represents interest rate swap contracts related to borrowings with variable interest rate.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

6.	Other Financial Assets, Continued

(b)	Available-for-sale financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2017		December 31, 2016
Current assets
Debt securities
Government bonds	~~W~~	6	—
Non-current assets
Debt securities
Government bonds	~~W~~	156	154
Equity securities
Intellectual Discovery, Ltd.	~~W~~	729	729
Kyulux, Inc.		1,968	3,266
Henghao Technology Co., Ltd.		—	1,559
ARCH Venture Fund Vill, L.P.		2,283	2,285

	~~W~~	4,980	7,839

	~~W~~	5,142	7,993

7.	Inventories

Inventories at the reporting date are as follows:

(In millions of won)	December 31, 2017		December 31, 2016
Finished goods	~~W~~	965,643	930,818
Work-in-process		748,592	685,913
Raw materials		344,997	354,791
Supplies		290,852	316,263

	~~W~~	2,350,084	2,287,785

For the years ended December 31, 2017 and 2016, the amount of inventories recognized as cost of sales, inventory write-downs and reversal and usage of inventory write-downs included in cost of sales are as follows:

(In millions of won)	2017		2016
Inventories recognized as cost of sales	~~W~~	22,424,661	22,754,270
Including: inventory write-downs		206,127	204,123
Including: reversal and usage of inventory write downs		(204,123)	(363,755)

There were no significant reversals of inventory write-downs recognized during 2017 and 2016.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

8.	Investments in Equity Accounted Investees

(a) Associates as of December 31, 2017 are as follows:

(In millions of won)
Associates	Location	Fiscal year end	Date of incorporation	Business	2017			2016
					Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	December 31	January 2005	Manufacture electric glass for FPDs	40%	~~W~~	46,511	40%	~~W~~	52,750
New Optics Ltd.(*1)	Yangju, South Korea	December 31	August 2005	Manufacture back light parts for TFT-LCDs	—		—	46%		40,045
INVENIA Co., Ltd.	Seongnam, South Korea	December 31	January 2001	Develop and manufacture equipment for FPDs	13%		2,887	13%		2,450
WooRee E&L Co., Ltd.	Ansan, South Korea	December 31	June 2008	Manufacture LED back light unit packages	14%		7,270	14%		8,627
LB Gemini New Growth Fund No. 16 (*2)	Seoul, South Korea	December 31	December 2009	Invest in small and middle sized companies and benefit from M&A opportunities	31%		5,910	31%		8,647
Can Yang Investments Limited (*1)(*3)	Hong Kong	December 31	January 2010	Develop, manufacture and sell LED parts	—		—	9%		5,580
YAS Co., Ltd. (*4)	Paju, South Korea	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs	15%		15,888	18%		9,883

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

8.	Investments in Equity Accounted Investees, Continued

(In millions of won)
Associates	Location	Fiscal year end	Date of incorporation	Business	2017			2016
					Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Narenanotech Corporation (*1)	Yongin, South Korea	December 31	December 1995	Manufacture and sell FPD manufacturing equipment	—	~~W~~	—	23%	~~W~~	23,717
AVATEC Co., Ltd.	Daegu, South Korea	December 31	August 2000	Process and sell electric glass for FPDs	17%		23,732	17%		20,984
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	March 31	June 2008	Develop and manufacture tablet for kids	10%		—	10%		—
CYNORA GmbH (*5)	Bruchsal, Germany	December 31	March 2003	Develop organic emitting materials for displays and lighting devices	14%		20,309	—		—

						~~W~~	122,507		~~W~~	172,683

Although the Controlling Company’s share interests in INVENIA Co., Ltd., WooRee E&L Co., Ltd., YAS Co., Ltd., AVATEC Co., Ltd., Arctic Sentinel, Inc. and Cynora GmbH are below 20% as of December 31, 2017, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee or the transactions between the Controlling Company and the investees are significant. Accordingly, the investments in these investees have been accounted for using the equity method.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

8.	Investments in Equity Accounted Investees, Continued

(*1)	During the year ended December 31, 2017, the Controlling Company disposed of the entire investments in New Optics Ltd., Can Yang Investments Limited and Narenanotech Corporation.

(*2)	The Controlling Company is a member of a limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). During the year ended December 31, 2017, the Controlling Company received ~~W~~2,076 million from the Fund as capital distribution and there were no changes in the Controlling Company’s ownership percentage in the Fund. On the other hand, a resolution to dissolve the fund was approved at the general meeting and the fund is in process of liquidation as of December 31, 2017.

(*3)	The Controlling Company recognized an impairment loss of ~~W~~4,234 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in Can Yang Investments Limited.

(*4)	In 2017, the Controlling Company’s ownership percentage in YAS Co., Ltd. decreased from 18% to 15% as the Controlling Company did not participate in the capital increase of YAS Co., Ltd.

(*5)	In September 2017, the Controlling Company invested ~~W~~20,309 million in cash and acquired 88,584 shares of preferred stock with voting rights in CYNORA GmbH.

As of December 31, 2017, the market value for the Controlling Company’s investments in INVENIA Co., Ltd., WooRee E&L Co., Ltd., YAS Co., Ltd., and AVATEC Co., Ltd., all of which are listed in KOSDAQ, are ~~W~~12,870 million, ~~W~~7,038 million, ~~W~~54,500 million and ~~W~~20,670 million, respectively.

Dividends received from a joint venture and equity method investees for the years ended December 31, 2017 and 2016 amounted to ~~W~~8,639 million and ~~W~~59,820 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

8.	Investments in Equity Accounted Investees, Continued

(b)	Summary of financial information as of and for the years ended December 31, 2017 and 2016 of the significant associate is as follows:

(i)	Paju Electric Glass Co., Ltd.

(In millions of won)	December 31, 2017		December 31, 2016
Total assets	~~W~~	193,584	225,086
Current assets		146,702	182,656
Non-current assets		46,882	42,430
Total liabilities		77,174	91,364
Current liabilities		71,973	87,116
Non-current liabilities		5,201	4,248

(In millions of won)	2017		2016
Revenue	~~W~~	408,846	549,559
Profit for the year		12,327	21,082
Other comprehensive income (loss)		(9,366)	16,477
Total comprehensive income		2,961	37,559

(c)	Reconciliation from financial information of the significant associate to its carrying value in the consolidated financial statements as of December 31, 2017 and 2016 is as follows:

(i)	As of December 31, 2017

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Goodwill	Intra-group transaction	Book value
Paju Electric Glass Co., Ltd.	~~W~~	116,410	40%	46,564	—	(53)	46,511

(ii)	As of December 31, 2016

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Goodwill	Intra-group transaction	Book value
Paju Electric Glass Co., Ltd.	~~W~~	133,722	40%	53,489	—	(739)	52,750

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

8.	Investments in Equity Accounted Investees, Continued

(d)	Book value of other associates, in aggregate, as of December 31, 2017 and 2016 is as follows:

(i)	As of December 31, 2017

(In millions of won)
	Book value		Net profit (loss) of associates (applying ownership interest)
			Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Other associates	~~W~~	75,996	3,943	5,093	9,036

(ii)	As of December 31, 2016

(In millions of won)
	Book value		Net profit (loss) of associates (applying ownership interest)
			Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Other associates	~~W~~	119,933	(2,983)	(14,197)	(17,180)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

8.	Investments in Equity Accounted Investees, Continued

(e)	Changes in investments in associates and a joint venture accounted for using the equity method for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
		2017
	Company	January 1		Acquisition/ Disposal	Dividends received	Equity income (loss) on investments	Other comprehensive income (loss)	Other gain (loss)	December 31
Associates	Paju Electric Glass Co., Ltd.	~~W~~	52,750	—	(8,109)	5,617	(3,747)	—	46,511
	Others		119,933	(48,209)	(530)	3,943	5,093	(4,234)	75,996

		~~W~~	172,683	(48,209)	(8,639)	9,560	1,346	(4,234)	122,507

(In millions of won)
		2016
	Company	January 1		Acquisition/ Disposal	Dividends received	Equity income (loss) on investments	Other comprehensive income (loss)	Other gain (loss)	December 31
Joint venture	Suzhou Raken Technology Co., Ltd.	~~W~~	145,731	(121,204)	(29,902)	2,985	2,390	—	—
Associates	Paju Electric Glass Co., Ltd.		58,852	—	(21,030)	8,337	6,591	—	52,750
	Others		180,172	(28,034)	(8,888)	(2,983)	(14,197)	(6,137)	119,933

		~~W~~	384,755	(149,238)	(59,820)	8,339	(5,216)	(6,137)	172,683

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

9.	Property, Plant and Equipment

(a)	Changes in property, plant and equipment for the year ended December 31, 2017 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2017	~~W~~	461,484	6,284,778	37,472,177	775,682	2,981,964	202,306	48,178,391
Accumulated depreciation as of January 1, 2017		—	(2,397,967)	(32,947,359)	(651,424)	—	(146,251)	(36,143,001)
Accumulated impairment loss as of January 1, 2017		—	(1,651)	(2,290)	—	—	—	(3,941)

Book value as of January 1, 2017	~~W~~	461,484	3,885,160	4,522,528	124,258	2,981,964	56,055	12,031,449
Additions		—	—	—	—	7,272,476	—	7,272,476
Depreciation		—	(295,045)	(2,416,202)	(66,963)	—	(13,673)	(2,791,883)
Disposals		(1,042)	(7,206)	(75,275)	(52)	—	(3,133)	(86,708)
Others (*2)		69	339,640	3,825,155	87,186	(4,270,210)	18,160	—
Effect of movements in exchange rates		—	(63,222)	(140,306)	(3,087)	(14,213)	(687)	(221,515)
Government grants received		—	(548)	(3,150)	—	1,839	—	(1,859)

Book value as of December 31, 2017	~~W~~	460,511	3,858,779	5,712,750	141,342	5,971,856	56,722	16,201,960

Acquisition cost as of December 31, 2017	~~W~~	460,511	6,539,506	38,901,158	772,824	5,971,856	205,475	52,851,330

Accumulated depreciation as of December 31, 2017	~~W~~	—	(2,678,970)	(33,186,118)	(631,482)	—	(148,753)	(36,645,323)

Accumulated impairment loss as of December 31, 2017	~~W~~	—	(1,757)	(2,290)	—	—	—	(4,047)

(*1)	As of December 31, 2017, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others are mainly amounts transferred from construction-in-progress.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

9.	Property, Plant and Equipment, Continued

(b)	Changes in property, plant and equipment for the year ended December 31, 2016 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2016	~~W~~	462,787	5,998,384	36,450,747	794,894	1,268,946	216,044	45,191,802
Accumulated depreciation as of January 1, 2016		—	(2,117,951)	(31,694,483)	(663,331)	—	(164,257)	(34,640,022)
Accumulated impairment loss as of January 1, 2016		—	—	(5,760)	—	—	—	(5,760)

Book value as of January 1, 2016	~~W~~	462,787	3,880,433	4,750,504	131,563	1,268,946	51,787	10,546,020
Additions		—	—	—	—	4,562,263	—	4,562,263
Business combinations (*3)		—	16,023	655	449	—	663	17,790
Depreciation		—	(288,891)	(2,283,482)	(57,130)	—	(13,942)	(2,643,445)
Impairment loss		—	(1,610)	—	—	—	—	(1,610)
Disposals		(1,303)	(3,204)	(284,855)	(1,746)	—	(862)	(291,970)
Others (*2)		—	313,404	2,461,635	52,471	(2,846,180)	18,670	—
Effect of movements in exchange rates		—	(30,357)	(118,060)	(1,349)	(1,179)	(261)	(151,206)
Government grants received		—	(638)	(3,869)	—	(1,886)	—	(6,393)

Book value as of December 31, 2016	~~W~~	461,484	3,885,160	4,522,528	124,258	2,981,964	56,055	12,031,449

Acquisition cost as of December 31, 2016	~~W~~	461,484	6,284,778	37,472,177	775,682	2,981,964	202,306	48,178,391

Accumulated depreciation as of December 31, 2016	~~W~~	—	(2,397,967)	(32,947,359)	(651,424)	—	(146,251)	(36,143,001)

Accumulated impairment loss as of December 31, 2016	~~W~~	—	(1,651)	(2,290)	—	—	—	(3,941)

(*1)	As of December 31, 2016, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others are mainly amounts transferred from construction-in-progress.
(*3)	Business combinations include property, plant and equipment related to Suzhou Lehui Display Co., Ltd. as its control was transferred to the Controlling Company by exchanging equity interests.

(c)	Capitalized borrowing costs and capitalization rate for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Capitalized borrowing costs	~~W~~	47,686	16,909
Capitalization rate		1.92%	2.91%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

10.	Intangible Assets

(a)	Changes in intangible assets for the year ended December 31, 2017 are as follows:

(In millions of won)	Intellectual property rights		Software	Member- ships	Development costs	Construction -in-progress (software)	Customer relationships	Technology	Good- will(*2)	Others (*3)	Total
Acquisition cost as of January 1, 2017	~~W~~	904,664	806,835	51,564	1,433,791	18,738	59,176	11,074	110,072	13,077	3,408,991
Accumulated amortization as of January 1, 2017		(618,398)	(661,063)	—	(1,177,451)	—	(26,678)	(7,382)	—	(13,071)	(2,504,043)
Accumulated impairment loss as of January 1, 2017		—	—	(10,011)	—	—	—	—	—	—	(10,011)

Book value as of January 1, 2017	~~W~~	286,266	145,772	41,553	256,340	18,738	32,498	3,692	110,072	6	894,937
Additions - internally developed		—	—	—	336,207	—	—	—	—	—	336,207
Additions - external purchases		22,746	—	4,819	—	108,761	—	—	—	—	136,326
Amortization (*1)		(42,195)	(78,939)	—	(295,787)	—	(4,659)	(1,108)	—	(5)	(422,693)
Disposals		(4)	—	(1,392)	—	—	—	—	—	—	(1,396)
Impairment loss		—	—	(1,809)	—	—	—	—	—	—	(1,809)
Reversal of Impairment loss		—	—	35	—	—	—	—	—	—	35
Transfer from construction-in-progress		—	98,989	—	—	(98,989)	—	—	(3,218)	—	(3,218)
Effect of movements in exchange rates		(19,847)	(4,332)	(6)	—	2,423	—	—	(3,806)	—	(25,568)

Book value as of December 31, 2017	~~W~~	246,966	161,490	43,200	296,760	30,933	27,839	2,584	103,048	1	912,821

Acquisition cost as of December 31, 2017	~~W~~	895,721	898,278	54,985	1,769,998	30,933	59,176	11,074	103,048	13,077	3,836,290

Accumulated amortization as of December 31, 2017	~~W~~	(648,755)	(736,788)	—	(1,473,238)	—	(31,337)	(8,490)	—	(13,076)	(2,911,684)

Accumulated impairment loss as of December 31, 2017	~~W~~	—	—	(11,785)	—	—	—	—	—	—	(11,785)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

10.	Intangible Assets, Continued

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*2)	As of December 31, 2017, the book value of goodwill decreased by ~~W~~3,218 million as the Group completed the fair value measurement of land use right, acquired from business combination during the year ended December 31, 2016.
(*3)	Others mainly consist of rights to use electricity and gas supply facilities.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

10.	Intangible Assets, Continued

(b)	Changes in intangible assets for the year ended December 31, 2016 are as follows:

(In millions of won)
	Intellectual property rights		Software	Member- ships	Development costs	Construction- in-progress (software)	Customer relationships	Technology	Good- will	Others (*3)	Total
Acquisition cost as of January 1, 2016	~~W~~	817,359	698,844	51,092	1,111,503	2,986	59,176	11,074	104,455	13,089	2,869,578
Accumulated amortization as of January 1, 2016		(516,421)	(541,212)	—	(924,273)	—	(19,731)	(6,275)	—	(13,063)	(2,020,975)
Accumulated impairment loss as of January 1, 2016		—	—	(9,873)	—	—	—	—	—	—	(9,873)

Book value as of January 1, 2016	~~W~~	300,938	157,632	41,219	187,230	2,986	39,445	4,799	104,455	26	838,730
Additions - internally developed		—	—	—	322,288	—	—	—	—	—	322,288
Additions - external purchases		21,160	—	800	—	80,481	—	—	—	—	102,441
Business combinations (*1)		—	365	—	—	—	—	—	4,623	—	4,988
Amortization (*2)		(41,088)	(75,786)	—	(253,178)	—	(6,947)	(1,107)	—	(20)	(378,126)
Disposals		—	—	(336)	—	—	—	—	—	—	(336)
Impairment loss		—	—	(138)	—	—	—	—	—	—	(138)
Transfer from construction-in-progress		—	65,327	—	—	(65,327)	—	—	—	—	—
Effect of movements in exchange rates		5,256	(1,766)	8	—	598	—	—	994	—	5,090

Book value as of December 31, 2016	~~W~~	286,266	145,772	41,553	256,340	18,738	32,498	3,692	110,072	6	894,937

Acquisition cost as of December 31, 2016	~~W~~	904,664	806,835	51,564	1,433,791	18,738	59,176	11,074	110,072	13,077	3,408,991

Accumulated amortization as of December 31, 2016	~~W~~	(618,398)	(661,063)	—	(1,177,451)	—	(26,678)	(7,382)	—	(13,071)	(2,504,043)

Accumulated impairment loss as of December 31, 2016	~~W~~	—	—	(10,011)	—	—	—	—	—	—	(10,011)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

10.	Intangible Assets, Continued

(*1)	Business combinations include intangible assets related to Suzhou Lehui Display Co., Ltd. as its control was transferred to the Controlling Company by exchanging equity interests.
(*2)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*3)	Others mainly consist of rights to use electricity and gas supply facilities.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

10.	Intangible Assets, Continued

(c)	Development of new projects are divided into research activities and development activities. Expenditures on research activities are recognized in profit or loss and development expenditures are capitalized, respectively.

(d)	Development costs as of December 31, 2017 and 2016 are as follows:

(i)	As of December 31, 2017

(In millions of won and in years)
Classification	Product	Book Value		Remaining Useful life
Development completed	Mobile	~~W~~	79,372	0.6
	TV		36,038	0.6
	Notebook		14,311	0.5
	Others		12,444	0.4

	Sub-Total	~~W~~	142,165

Development in process	Mobile	~~W~~	117,222
	TV		30,670
	Notebook		2,356
	Others		4,347

	Sub-Total	~~W~~	154,595

Total		~~W~~	296,760

(ii)	As of December 31, 2016

(In millions of won and in years)
Classification	Product	Book Value		Remaining Useful life
Development completed	Mobile	~~W~~	54,405	0.5
	TV		50,223	0.6
	Notebook		16,207	0.6
	Others		20,032	0.6

	Sub-Total	~~W~~	140,867

Development in process	Mobile	~~W~~	45,496
	TV		22,392
	Notebook		21,950
	Others		25,635

	Sub-Total	~~W~~	115,473

Total		~~W~~	256,340

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

11.	Financial Liabilities

(a)	Financial liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Current
Short-term borrowings	~~W~~	—	113,209
Current portion of long-term debt		1,452,926	554,700

	~~W~~	1,452,926	667,909

Non-current
Won denominated borrowings	~~W~~	1,251,258	821,922
Foreign currency denominated borrowings		1,392,931	1,777,877
Bonds		1,506,003	1,511,062
Derivatives(*)		—	472

	~~W~~	4,150,192	4,111,333

(*)	Represents interest rate swap contracts related to borrowings with variable interest rate.

(b)	Short-term borrowings as of December 31, 2017 and 2016 are as follows:

(In millions of won, USD)
Lender	Annual interest rate as of December 31, 2017 (%)	December 31, 2017		December 31, 2016
Standard Chartered Bank Korea Limited	—	~~W~~	—	113,209

Foreign currency equivalent			—	USD 94

(c)	Won denominated long-term borrowings at the reporting date are as follows:

(In millions of won)
Lender	Annual interest rate as of December 31, 2017 (%)	December 31, 2017		December 31, 2016
Woori Bank	3-year Korean Treasury Bond rate - 1.25, 2.75	~~W~~	1,922	2,991
Shinhan Bank	CD rate (91days) + 0.30		200,000	200,000
Korea Development Bank and others	CD rate (91days) + 0.64~0.74, 2.28~3.07		1,250,000	620,000
Less current portion of long-term borrowings			(200,664)	(1,069)

		~~W~~	1,251,258	821,922

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

11.	Financial Liabilities, Continued

(d)	Foreign currency denominated long-term borrowings at the reporting date are as follows:

(In millions of won and USD, CNY)
Lender	Annual interest rate as of December 31, 2017 (%)(*)	December 31, 2017		December 31, 2016
The Export-Import Bank of Korea	3ML+0.55~1.04	~~W~~	755,337	1,027,225
Standard Chartered Bank Korea Limited	—		—	8,469
China Construction Bank and others	USD: 3ML+0.80~2.00 CNY: 4.28		1,385,097	926,058
Foreign currency equivalent			USD 1,500	USD 1,157
			CNY 3,263	CNY 3,264
Less current portion of long-term borrowings		~~W~~	(747,503)	(183,875)

		~~W~~	1,392,931	1,777,877

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

(e)	Details of bonds issued and outstanding at the reporting date are as follows:

(In millions of won)
	Maturity	Annual interest rate as of December 31, 2017 (%)	December 31, 2017		December 31, 2016
Won denominated bonds (*)
Publicly issued bonds	March 2018 ~ October 2022	1.73~3.73	~~W~~	2,015,000	1,885,000
Less discount on bonds				(4,238)	(4,182)
Less current portion				(504,759)	(369,756)

			~~W~~	1,506,003	1,511,062

(*)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly in arrears.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

12.	Employee Benefits

The Controlling Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Controlling Company or certain subsidiaries.

The defined benefit plans expose the Group to actuarial risks, such as the risk associated with expected periods of service, interest rate risk, market (investment) risk, and others.

(a)	Net defined benefit liabilities recognized at the reporting date are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Present value of partially funded defined benefit obligations	~~W~~	1,562,424	1,401,396
Fair value of plan assets		(1,466,977)	(1,258,409)

	~~W~~	95,447	142,987

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2017 and 2016 are as follows :

(In millions of won)
	2017		2016
Opening defined benefit obligations	~~W~~	1,401,396	1,381,648
Current service cost		195,850	210,682
Interest cost		40,844	39,420
Remeasurements (before tax)		(114)	(161,082)
Benefit payments		(76,011)	(65,099)
Transfers from (to) related parties		534	(4,205)
Others		(75)	32

Closing defined benefit obligations	~~W~~	1,562,424	1,401,396

Weighted average remaining maturity of defined benefit obligations as of December 31, 2017 and 2016 are 14.0 years and 14.3 years, respectively.

(c)	Changes in fair value of plan assets for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Opening fair value of plan assets	~~W~~	1,258,409	1,027,850
Expected return on plan assets		38,453	29,140
Remeasurements (before tax)		(16,374)	(5,736)
Contributions by employer directly to plan assets		250,998	265,000
Benefit payments		(64,509)	(57,845)

Closing fair value of plan assets	~~W~~	1,466,977	1,258,409

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

12.	Employee Benefits, Continued

(d)	Plan assets at the reporting date are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Guaranteed deposits in banks	~~W~~	1,466,977	1,258,409

As of December 31, 2017, the Controlling Company maintains the plan assets with Mirae Asset Securities Co., Ltd., Shinhan Bank and others.

The Group’s estimated additional contribution to the plan assets for the year ending December 31, 2018 is ~~W~~129,138 million.

(e)	Expenses recognized in profit or loss for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	2017		2016
Current service cost	~~W~~	195,850	210,682
Net interest cost		2,391	10,280

	~~W~~	198,241	220,962

Expenses are recognized in the following line items in the consolidated statements of comprehensive income:

(In millions of won)	2017		2016
Cost of sales	~~W~~	158,418	177,652
Selling expenses		11,114	12,513
Administrative expenses		16,287	16,486
Research and development expenses		12,422	14,311

	~~W~~	198,241	220,962

(f)	Remeasurements of net defined benefit liabilities (assets) included in other comprehensive income (loss) for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	2017		2016
Balance at January 1	~~W~~	(163,950)	(281,902)
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		(48,890)	70,258
Demographic assumptions		(7,702)	(4,605)
Financial assumptions		56,706	95,429
Return on plan assets		(16,374)	(5,736)
Share of associates regarding remeasurements		441	200

	~~W~~	(15,819)	155,546

Income tax	~~W~~	9,259	(37,594)

Balance at December 31	~~W~~	(170,510)	(163,950)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

12.	Employee Benefits, Continued

(g)	Principal actuarial assumptions at the reporting date (expressed as weighted averages) are as follows:

	December 31, 2017	December 31, 2016
Expected rate of salary increase	4.7%	4.7%
Discount rate for defined benefit obligations	3.2%	3.0%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2017		December 31, 2016
Teens	Males Females	0.01 0.00	% %	0.01 0.00	% %
Twenties	Males Females	0.01 0.00	% %	0.01 0.00	% %
Thirties	Males Females	0.01 0.01	% %	0.01 0.01	% %
Forties	Males Females	0.03 0.02	% %	0.03 0.02	% %
Fifties	Males Females	0.05 0.02	% %	0.05 0.02	% %

(h)	Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the following amounts as of December 31, 2017:

In millions of won)	Defined benefit obligation
	1% increase		1% decrease
Discount rate for defined benefit obligations	~~W~~	(190,224)	229,954
Expected rate of salary increase		224,578	(189,818)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

13.	Provisions and Other Liabilities

(a)	Changes in provisions for the year ended December 31, 2017 are as follows:

(In millions of won)
	Litigations and claims		Warranties (*)	Others	Total
Balance at January 1, 2017	~~W~~	—	62,462	1,665	64,127
Additions		43	251,131	170	251,344
Usage and reclassification		—	(211,143)	—	(211,143)

Balance at December 31, 2017	~~W~~	43	102,450	1,835	104,328

Current	~~W~~	43	74,138	1,835	76,016
Non-current	~~W~~	—	28,312	—	28,312

(*)	The provision for warranties covers defective products and is normally applicable for 18 months from the date of purchase. The warranty liability is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Group’s warranty obligation.

(b)	Other liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Current liabilities
Withholdings	~~W~~	60,766	40,190
Unearned revenues		12,225	8,776

	~~W~~	72,991	48,966

Non-current liabilities
Long-term accrued expenses	~~W~~	70,561	65,616
Long-term other accounts payable		2	3,530

	~~W~~	70,563	69,146

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

14.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Delaware Display Group LLC and Innovative Display Technologies LLC (“DDG” and “IDT”)

In December 2013, Delaware Display Group LLC and Innovative Display Technologies LLC filed a patent infringement case (“First Case”) against the Controlling Company and LG Display America, Inc. in the United States District Court for the District of Delaware and “DDG” and “IDT” filed a new patent infringement case against the Controlling Company and LG Display America, Inc. over the three patents that were dismissed without prejudice from the First Case in December 2015. Additionally, in August 2016, Innovative Display Technologies LLC filed a new patent infringement case against the Controlling Company and LG Display America, Inc. in the United States District Court for the Eastern District of Texas with respect to two new patents. In March 2017, the parties reached settlements in principle through mediation. In April 2017, the parties filed a stipulation of dismissal and amicably settled all claims asserted in the above-mentioned patent litigations.

Surpass Tech Innovation LLC

In March 2014, Surpass Tech Innovation LLC filed a complaint in the United States District Court for the District of Delaware against the Controlling Company and LG Display America, Inc. for alleged patent infringement. In April 2017, the case was terminated pursuant to a stipulation of dismissal filed by Surpass Tech Innovation LLC.

Anti-trust litigations

Argos Limited and affiliated companies (“Argos”) filed a Notice of Claim against the Controlling Company and LG Display Taiwan Co., Ltd. in the High Court of Justice in London alleging infringement of Treaty on the Functioning of the European Union and Agreement on the European Economic Area. Prior to Argos’ filing of Particulars of Claim and service, the Controlling Company and LG Display Taiwan Co., Ltd. reached a settlement in principle in December 2017. The parties expect to execute a settlement agreement in early 2018.

Others

The Group is defending against various claims in addition to pending proceedings described above. The Group does not have a present obligation for these matters and has not recognized any provision at December 31, 2017.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

14.	Contingent Liabilities and Commitments, Continued

(b)	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,743 million (~~W~~1,867,964 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of December 31, 2017, no short-term borrowings were outstanding in connection with these agreements. In connection with all of the contracts mentioned above, the Controlling Company has sold its accounts receivable with recourse.

The Controlling Company and oversea subsidiaries entered into agreements with financial institutions for accounts receivables sales negotiating facilities. The respective maximum amount of accounts receivables sales and the amount of sold accounts receivables before maturity by contract are as follows:

(In millions of USD and KRW)
Classification	Financial institutions	Maximum		Not yet due
		Contractual amount	KRW equivalent	Contractual amount	KRW equivalent
Controlling Company	Shinhan Bank	KRW 90,000	90,000	—	—
	Sumitomo Mitsui Banking Corporation	USD 20	21,428	—	—
	Bank of Tokyo-Mitsubishi UFJ	USD 70	74,998	—	—
	BNP Paribas	USD 150	160,710	—	—

		USD 240		—	—
		KRW 90,000	347,136	—	—

Subsidiaries
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD 300	321,420	—	—

LG Display Taiwan Co., Ltd.	BNP Paribas	USD 82	87,855	—	—
	Hongkong & Shanghai Banking Corp.	USD 60	64,284	—	—
	Taishin International Bank	USD 280	299,992	—	—

LG Display Germany GmbH	Citibank	USD 160	171,424	—	—
	BNP Paribas	USD 75	80,355	—	—

LG Display America, Inc.	Hongkong & Shanghai Banking Corp.	USD 400	428,560	—	—
	Standard Chartered Bank	USD 400	428,560	—	—
	Sumitomo Mitsui Banking Corporation	USD 250	267,850	—	—

LG Display Japan Co., Ltd.	Sumitomo Mitsui Banking Corporation	USD 90	96,426	—	—

LG Display Guangzhou Trading Co., Ltd.	Industrial and Commercial Bank of China	USD 64	68,570	—	—

		USD 2,161	2,315,296	—	—

		USD 2,401		—
		KRW 90,000	2,662,432	—	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

In connection with all of the contracts in the above table, the Controlling Company has sold its accounts receivable without recourse.

14.	Contingent Liabilities and Commitments, Continued

Letters of credit

As of December 31, 2017, the Controlling Company has agreements in relation to the opening of letters of credit up to USD 30 million (~~W~~32,142 million) with KEB Hana Bank, USD 80 million (~~W~~85,712 million) with Bank of China and USD 50 million (~~W~~53,570 million) with Sumitomo Mitsui Banking Corporation.

Payment guarantees

The Controlling Company obtained payment guarantees amounting to USD 900 million (~~W~~964,260 million) from KEB Hana Bank and others for advance received related to the long-term supply agreements and USD 8.5 million (~~W~~9,107 million) from Shinhan Bank for value added tax payments in Poland.

LG Display (China) Co., Ltd. and other subsidiaries are provided with payment guarantees from the Bank of China and other various banks amounting to CNY 3,550 million (~~W~~580,958 million), JPY 700 million (~~W~~6,644 million), USD 0.5 million (~~W~~536 million), EUR 2.5 million (~~W~~3,198 million), PLN 0.2 million (~~W~~61 million) and VND 40,992 million (~~W~~1,935 million), respectively, for their local tax payments and utility payments.

Credit facility

LG Display Vietnam Co., Ltd. and other subsidiary have entered into long-term credit facility agreements of up to USD 550 million (~~W~~589,270 million) with Sumitomo Mitsui Banking Corporation and other various banks and borrowings as of December 31, 2017 amount to USD 495 million (~~W~~530,343 million)

License agreements

As of December 31, 2017, in relation to its LCD business, the Group has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Long-term supply agreement

As of December 31, 2017, in connection with long-term supply agreements with customers, the Controlling Company recognized USD 900 million (~~W~~964,260 million) in advances received. The advance received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Controlling Company received payment guarantees amounting to USD 900 million (~~W~~964,260 million) from KEB Hana Bank and other various banks relating to advance received.

Pledged Assets

Regarding the secured bank loan amounting to USD 300 million (~~W~~320,797 million) and CNY 1,964 million (~~W~~321,376 million) from China Construction Bank, as of December 31, 2017, the Group provided its property, plant and equipment and others with carrying amount of ~~W~~303,324 million as pledged assets.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

15.	Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of December 31, 2017 and December 31, 2016, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2017 to December 31, 2017.

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Other comprehensive income (loss) from associates

The other comprehensive income (loss) from associates comprises the amount related to change in equity of investments in equity accounted investees.

Reserves as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Foreign currency translation differences for foreign operations	~~W~~	(259,749)	(59,042)
Other comprehensive loss from associates (excluding remeasurements of net defined benefit liabilities)		(28,531)	(29,436)

	~~W~~	(288,280)	(88,478)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

15.	Capital and Reserves, Continued

The movement in reserves for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	Net change in fair value of available-for-sale financial assets		Foreign currency translation differences for foreign operations	Other comprehensive income (loss) from associates (excluding remeasurements)	Total
January 1, 2016	~~W~~	58	18,196	(24,020)	(5,766)
Change in reserves		(58)	(77,238)	(5,416)	(82,712)
December 31, 2016		—	(59,042)	(29,436)	(88,478)
January 1, 2017		—	(59,042)	(29,436)	(88,478)
Change in reserves		—	(200,707)	905	(199,802)
December 31, 2017		—	(259,749)	(28,531)	(288,280)

(c)	Dividends

The dividends of ~~W~~178,908 million (~~W~~500 won per share) were determined by the board of directors of the Controlling Company in 2017 but have not been paid yet. There are no income tax consequences.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

16.	Revenue

Details of revenue for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016

Sales of goods	~~W~~	27,745,047	26,463,563
Royalties		20,175	17,122
Others		24,994	23,389

	~~W~~	27,790,216	26,504,074

17.	Geographic and Other Information

The following is a summary of sales by region based on the location of the customers for the years ended December 31, 2017 and 2016.

(a)	Revenue by geography

(In millions of won)
Region	2017		2016
Domestic	~~W~~	1,996,183	1,825,191
Foreign
China		18,090,974	18,367,767
Asia (excluding China)		2,383,390	2,148,676
United States		2,724,714	2,053,317
Europe (excluding Poland)		1,433,126	983,672
Poland		1,161,829	1,125,451

	~~W~~	25,794,033	24,678,883

	~~W~~	27,790,216	26,504,074

Sales to Company A and Company B amount to ~~W~~9,027,165 million and ~~W~~6,511,961 million, respectively, for the year ended December 31, 2017 (2016: ~~W~~9,122,385 million and ~~W~~5,808,630 million). The Group’s top ten end-brand customers together accounted for 81% of sales for the year ended December 31, 2017 (2016: 82%).

(b)	Non-current assets by geography

(In millions of won)
Region	December 31, 2017			December 31, 2016
	Property, plant and equipment		Intangible assets	Property, plant and equipment	Intangible assets
Domestic	~~W~~	12,487,111	731,373	8,758,171	673,966
Foreign
China		2,929,739	17,244	3,079,724	23,298
Others		785,110	164,204	193,554	197,673

	~~W~~	3,714,849	181,448	3,273,278	220,971

	~~W~~	16,201,960	912,821	12,031,449	894,937

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

17.	Geographic and Other Information, Continued

(c)	Revenue by product and services

(In millions of won)
	2017		2016
Televisions	~~W~~	11,717,982	10,132,520
Desktop monitors		4,393,482	4,035,195
Tablet products		2,369,634	2,695,808
Notebook computers		2,244,088	2,383,532
Mobile and others		7,065,030	7,257,019

	~~W~~	27,790,216	26,504,074

18.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Changes in inventories	~~W~~	(62,299)	63,884
Purchases of raw materials, merchandise and others		13,548,848	14,244,942
Depreciation and amortization		3,214,576	3,021,571
Outsourcing fees		771,697	819,742
Labor costs		3,258,427	3,022,607
Supplies and others		1,239,915	1,053,245
Utility		865,347	840,664
Fees and commissions		692,125	638,732
Shipping costs		249,820	224,742
Advertising		236,440	67,636
Warranty expenses		251,131	166,691
Travel		92,976	73,807
Taxes and dues		91,806	74,506
Others		919,051	927,218

	~~W~~	25,369,860	25,239,987

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

19.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Salaries	~~W~~	327,288	276,824
Expenses related to defined benefit plans		27,401	28,999
Other employee benefits		94,740	89,717
Shipping costs		214,866	191,442
Fees and commissions		197,070	192,786
Depreciation		138,711	129,225
Taxes and dues		46,317	30,523
Advertising		236,440	67,636
Warranty expenses		251,131	166,691
Rent		26,711	25,840
Insurance		12,459	11,561
Travel		27,879	23,343
Training		16,311	14,464
Others		73,181	55,365

	~~W~~	1,690,505	1,304,416

20.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016

Salaries and wages	~~W~~	2,704,217	2,418,869
Other employee benefits		483,704	459,730
Contributions to National Pension plan		73,061	69,588
Expenses related to defined benefit plan		198,241	220,962

	~~W~~	3,459,223	3,169,149

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

21.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016

Foreign currency gain	~~W~~	969,425	1,543,909
Gain on disposal of property, plant and equipment		101,227	14,637
Gain on disposal of intangible assets		308	—
Reversal of impairment loss on intangible assets		35	—
Rental income		2,212	5,152
Others		8,539	27,126

	~~W~~	1,081,746	1,590,824

(b)	Details of other non-operating expenses for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Foreign currency loss	~~W~~	1,189,193	1,420,502
Other bad debt expenses		1,798	579
Loss on disposal of property, plant and equipment		20,030	7,466
Impairment loss on property, plant, and equipment		—	1,610
Loss on disposal of intangible assets		30	75
Impairment loss on intangible assets		1,809	138
Donations		17,152	22,221
Expenses related to legal proceedings or claims and others		443	15,240

	~~W~~	1,230,455	1,467,831

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

22.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit or loss for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016

Finance income
Interest income	~~W~~	60,106	42,079
Foreign currency gain		210,890	81,554
Gain on disposal of investments in equity accounted investees		3,669	11,367
Gain on transaction of derivatives		3,106	4,427
Gain on valuation of derivatives		1,070	244
Gain on disposal of available-for-sales financial assets		8	—
Gain on valuation of financial asset at fair value through profit or loss		170	—

	~~W~~	279,019	139,671

Finance costs
Interest expense	~~W~~	90,538	113,285
Foreign currency loss		126,642	132,320
Loss on disposal of investments in equity accounted investees		42,112	5,643
Loss on impairment of investments in equity accounted investees		4,234	6,137
Loss on impairment of available-for-sale financial assets		1,948	3,757
Loss on valuation of financial asset at fair value through profit or loss		—	118
Loss on sale of trade accounts and notes receivable		784	2,886
Loss on transaction of derivatives		514	334
Loss on valuation of derivatives		—	472
Others		2,084	1,234

	~~W~~	268,856	266,186

(b)	Finance income and costs recognized in other comprehensive income or loss for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Foreign currency translation differences for foreign operations	~~W~~	(231,738)	(90,503)
Net change in fair value of available-for-sale financial assets		—	(77)
Tax effect		—	19

Finance income (costs) recognized in other comprehensive income or loss after tax	~~W~~	(231,738)	(90,561)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

23.	Income Taxes

(a)	Details of income tax expense for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Current tax expense
Current year	~~W~~	512,123	361,237
Deferred tax expense (benefit)
Origination and reversal of temporary differences		(104,835)	(49,190)
Change in unrecognized deferred tax assets		(11,708)	72,678

	~~W~~	(116,543)	23,488

Income tax expense	~~W~~	395,580	384,725

(b)	Income taxes recognized directly in other comprehensive income or loss for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	2017				2016
	Before tax		Tax benefit	Net of tax	Before tax	Tax benefit (expense)	Net of tax
Net change in fair value of available-for-sale financial assets	~~W~~	—	—	—	(77)	19	(58)
Remeasurements of net defined benefit liabilities (assets)		(16,260)	9,259	(7,001)	155,346	(37,594)	117,752
Foreign currency translation differences for foreign operations		(231,738)	—	(231,738)	(90,503)	—	(90,503)
Change in equity of equity method investee		1,346	—	1,346	(5,216)	—	(5,216)

	~~W~~	(246,652)	9,259	(237,393)	59,550	(37,575)	21,975

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

23.	Income Taxes, Continued

(c)	Reconciliation of the actual effective tax rate for the years ended December 31, 2017 and 2016 is as follows:

(In millions of won)	2017			2016
Profit for the year		~~W~~	1,937,052		931,058
Income tax expense			395,580		384,725

Profit before income tax			2,332,632		1,316,233

Income tax expense using the statutory tax rate of each country	28.54%		665,733	33.49%	440,753
Non-deductible expenses	2.72%		63,416	3.39%	44,606
Tax credits	(10.64%)		(248,191)	(11.45%)	(150,663)
Change in unrecognized deferred tax assets	(0.50%)		(11,708)	5.52%	72,678
Effect on change in tax rate (Note 24(d))	(3.10%)		(72,376)	—	—
Others	(0.06%)		(1,294)	(1.72%)	(22,649)

Actual income tax expense		~~W~~	395,580		384,725

Actual effective tax rate			16.96%		29.23%

24.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2017, in relation to the temporary differences on investments in subsidiaries amounting to ~~W~~103,946 million, the Controlling Company did not recognize deferred tax liabilities since the Controlling Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

(b)	Unused tax credit carryforwards for which no deferred tax asset is recognized

Realization of deferred tax assets related to tax credit carryforwards is dependent on whether sufficient taxable income will be generated prior to their expiration. As of December 31, 2017, the Controlling Company recognized deferred tax assets of ~~W~~268,926 million, in relation to tax credit carryforwards, to the extent that management believes the realization is probable. The amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

(In millions of won)
	December 31, 2018		December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2022
Tax credit carryforwards	~~W~~	—	—	—	58,391	91,862

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

24.	Deferred Tax Assets and Liabilities, Continued

(c)	Deferred tax assets and liabilities are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	December, 31, 2017		December, 31, 2016	December, 31, 2017	December, 31, 2016	December, 31, 2017	December, 31, 2016
Other accounts receivable, net	~~W~~	—	—	(1,441)	(1,190)	(1,441)	(1,190)
Inventories, net		34,550	35,771	—	—	34,550	35,771
Defined benefit liabilities, net		2,375	10,817	—	—	2,375	10,817
Unrealized gain or loss and others		29,061	34,777	—	—	29,061	34,777
Accrued expenses		183,903	122,998	—	—	183,903	122,998
Property, plant and equipment		409,928	338,860	—	—	409,928	338,860
Intangible assets		3,457	744	(24,646)	(31,771)	(21,189)	(31,027)
Provisions		27,018	15,051	—	—	27,018	15,051
Gain or loss on foreign currency translation, net		13	11	—	—	13	11
Others		27,562	21,435	—	—	27,562	21,435
Tax credit carryforwards		268,926	287,400	—	—	268,926	287,400

Deferred tax assets (liabilities)	~~W~~	986,793	867,864	(26,087)	(32,961)	960,706	834,903

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

24.	Deferred Tax Assets and Liabilities, Continued

(d)	Changes in deferred tax assets and liabilities for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	January 1, 2016		Profit or loss	Other compre- hensive income (loss)	December 31, 2016	Profit or loss	Other compre- hensive income	December 31, 2017
Other accounts receivable, net	~~W~~	(2,388)	1,198	—	(1,190)	(251)	—	(1,441)
Inventories, net		46,449	(10,678)	—	35,771	(1,221)	—	34,550
Available-for-sale financial assets		(19)	—	19	—	—	—	—
Defined benefit liabilities, net		58,962	(10,551)	(37,594)	10,817	(17,701)	9,259	2,375
Unrealized gain or loss and others		9,121	25,656	—	34,777	(5,716)	—	29,061
Accrued expenses		122,002	996	—	122,998	60,905	—	183,903
Property, plant and equipment		271,252	67,608	—	338,860	71,068	—	409,928
Intangible assets		(33,846)	2,819	—	(31,027)	9,838	—	(21,189)
Provisions		14,152	899	—	15,051	11,967	—	27,018
Gain or loss on foreign currency translation, net		11	—	—	11	2	—	13
Others		25,253	(3,818)	—	21,435	6,127	—	27,562
Tax credit carryforwards		385,017	(97,617)	—	287,400	(18,474)	—	268,926

Deferred tax assets (liabilities)	~~W~~	895,966	(23,488)	(37,575)	834,903	116,544	9,259	960,706

Statutory tax rate applicable to the Controlling Company is 24.2% for the year ended December 31, 2017. During the year ended December 31, 2017, certain amendments to corporate income tax rules in Korea were enacted and effective on January 1, 2018 that resulted in application of 27.5% for taxable income in excess of ~~W~~300,000 million. Accordingly, the Controlling Company recorded the impact from the amendment in 2017.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

25.	Earnings per Share

(a)	Basic earnings per share for the years ended December 31, 2017 and 2016 are as follows:

(In won and No. of shares)	2017		2016

Profit attributable to owners of the Controlling Company	~~W~~	1,802,756,119,275	906,714,278,688
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Earnings per share	~~W~~	5,038	2,534

For the years ended December 31, 2017 and 2016, there were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings per share.

(b)	Diluted earnings per share for the years ended December 31, 2017 and 2016 are not calculated since there was no potential common stock.

26.	Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risks. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below a threshold level.

(a)	Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency Risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Controlling Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, CNY, JPY, etc.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW and USD.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Group adopts policies to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

26.	Financial Risk Management, Continued

i)	Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts at the reporting date is as follows:

(In millions)	December 31, 2017
	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	1,228	152	6,940	16	3	165	342,063
Deposits in banks	—	—	750	—	—	—	—
Trade accounts and notes receivable	3,316	11	1,453	—	—	—	—
Non-trade receivable	62	1,340	136	2	9	—	13,405
Other assets denominated in foreign currencies	1	206	596	7	—	—	1,882
Trade accounts and notes payable	(1,345)	(14,898)	(2,843)	—	—	—	(102,398)
Other accounts payable	(285)	(14,653)	(2,403)	(11)	(8)	(4)	(2,138,370)
Debt	(1,500)	—	(3,263)	—	—	—	—

Net exposure	1,477	(27,842)	1,366	14	4	161	(1,883,418)

(In millions)	December 31, 2016
	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	518	308	3,785	36	1	77	338,770
Deposits in banks	—	—	500	—	—	—	—
Trade accounts and notes receivable	3,558	10	1,776	—	—	—	—
Non-trade receivable	52	2,434	199	12	—	2	—
Long-term non-trade receivable	2	—	—	—	—	—	—
Other assets denominated in foreign currencies	1	259	210	6	—	—	506
Trade accounts and notes payable	(1,204)	(14,940)	(2,567)	—	—	—	—
Other accounts payable	(397)	(9,836)	(771)	(7)	(2)	(5)	(665,869)
Debt	(1,251)	—	(3,264)	—	—	—	—

Net exposure	1,279	(21,765)	(132)	47	(1)	74	(326,593)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

26.	Financial Risk Management, Continued

Average exchange rates applied for the years ended December 31, 2017 and 2016 and the exchange rates at December 31, 2017 and December 31, 2016 are as follows:

(In won)	Average rate			Reporting date spot rate
	2017		2016	December 31, 2017	December 31, 2016
USD	~~W~~	1,131.08	1,159.83	1,071.40	1,208.50
JPY		10.09	10.67	9.49	10.37
CNY		167.52	174.40	163.65	173.26
TWD		37.16	35.97	35.92	37.41
EUR		1,277.01	1,283.95	1,279.25	1,267.60
PLN		299.98	294.41	306.07	287.62
VND		0.0498	0.0518	0.0472	0.0531

ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in a foreign currency as of December 31, 2017 and 2016, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible as of the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	December 31, 2017			December 31, 2016
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	50,040	91,238	57,111	63,337
JPY (5 percent weakening)		(10,294)	(9,141)	(8,972)	(7,237)
CNY (5 percent weakening)		13,212	(6,396)	(3,410)	7,077
TWD (5 percent weakening)		23	1	88	—
EUR (5 percent weakening)		16	594	(40)	(79)
PLN (5 percent weakening)		2,515	(120)	1,129	(167)
VND (5 percent weakening)		(4,445)	—	(867)	—

A stronger won against the above currencies as of December 31, 2017 and 2016 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

26.	Financial Risk Management, Continued

(ii)	Interest Rate Risk

i)	Profile

The interest rate profile of the Group’s interest-bearing financial instruments at the reporting date is as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Fixed rate instruments
Financial assets	~~W~~	3,360,800	2,722,600
Financial liabilities		(2,962,671)	(2,203,378)

	~~W~~	398,129	519,222

Variable rate instruments
Financial liabilities	~~W~~	(2,640,447)	(2,575,392)

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

For the years ended December 31, 2017 and 2016 a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following years. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1% increase		1% decrease	1% increase	1% decrease
December 31, 2017
Variable rate instruments(*)	~~W~~	(17,362)	17,362	(17,362)	17,362
December 31, 2016
Variable rate instruments(*)	~~W~~	(16,868)	16,868	(16,868)	16,868

(*)	Financial instruments subject to interest rate swap not qualified for hedging are excluded.

(b)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the demographics of the Group’s customer base, including the default risk of the country in which customers operate, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

26.	Financial Risk Management, Continued

(b)	Credit risk, Continued

The Group does not establish allowances for receivables under insurance or receivables from customers with a high credit rating. For the rest of the receivables, the Group establishes an allowance for impairment of trade and other receivables that have been individually or collectively evaluated for impairment and estimated on the basis of historical loss experience for assets.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Cash and cash equivalents	~~W~~	2,602,560	1,558,696
Deposits in banks		758,089	1,163,763
Trade accounts and notes receivable, net		4,325,120	4,957,993
Non-trade receivable, net		150,554	134,161
Accrued income		14,273	9,431
Available-for-sale financial assets		162	154
Financial assets at fair value through profit or loss		1,552	1,382
Deposits		30,378	47,954
Short-term loans		16,766	7,696
Long-term loans		32,408	34,760
Long-term non-trade receivable		8,738	2,619
Derivatives		842	244

	~~W~~	7,941,442	7,918,853

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales and investing activities. Trade accounts and notes receivables are insured in order to manage credit risk and uninsured trade accounts and notes receivables are managed in accordance with the Group’s management policy.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

26.	Financial Risk Management, Continued

(c)	Liquidity Risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Group does not generate sufficient cash flows from operations to meet its capital requirements, the Group may rely on other financing activities, such as external long-term borrowings and offerings of debt securities, equity-linked and other debt securities. In addition, the Group maintains a line of credit with various banks

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2017.

(In millions of won)			Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2years	2-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loans	~~W~~	642,172	660,540	258,027	145,804	256,709	—	—
Unsecured bank loans		2,950,184	3,112,199	36,579	596,101	1,107,718	1,176,097	195,704
Unsecured bond issues		2,010,762	2,124,147	413,307	134,829	592,031	983,980	—
Trade accounts and notes payable		2,875,090	2,875,090	2,875,090	—	—	—	—
Other accounts payable		3,169,937	3,170,157	3,169,790	367	—	—	—
Long-term other accounts payable		2	2	—	—	2	—	—

	~~W~~	11,648,147	11,942,135	6,752,793	877,101	1,956,460	2,160,077	195,704

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

26.	Financial Risk Management, Continued

(d)	Capital Management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
	December 31, 2017		December 31, 2016
Total liabilities	~~W~~	14,178,177	11,421,948
Total equity		14,981,510	13,462,388
Cash and deposits in banks (*1)		3,360,638	2,722,446
Borrowings (including bonds)		5,603,118	4,778,770
Total liabilities to equity ratio		95%	85%
Net borrowings to equity ratio (*2)		15%	15%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposit in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds) less cash and current deposits in banks by total equity.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

26.	Financial Risk Management, Continued

(e)	Determination of fair value

(i)	Measurement of fair value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i)	Other current financial assets and liabilities

The carrying amounts approximate fair value because of the short maturity of these instruments.

ii)	Trade Receivables and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of short-term receivables approximate fair value.

iii)	Investments in Equity and Debt Securities

The fair value of marketable available-for-sale financial assets is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable securities is determined using valuation methods.

iv)	Non-derivative Financial Liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

26.	Financial Risk Management, Continued

(e)	Determination of fair value, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statement of financial position, are as follows:

(In millions of won)	December 31, 2017				December 31, 2016
	Carrying amounts		Fair values		Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	~~W~~	162	162		154	154
Financial asset at fair value through profit or loss		1,552	1,552		1,382	1,382
Derivatives		842	842		244	244
Assets carried at amortized cost
Cash and cash equivalents	~~W~~	2,602,560	(	*)	1,558,696	(	*)
Deposits in banks		758,089	(	*)	1,163,763	(	*)
Trade accounts and notes receivable		4,325,120	(	*)	4,957,993	(	*)
Non-trade receivable		150,554	(	*)	134,161	(	*)
Accrued income		14,273	(	*)	9,431	(	*)
Deposits		30,378	(	*)	47,954	(	*)
Short-term loans		16,766	(	*)	7,696	(	*)
Long-term loans		32,408	(	*)	34,760	(	*)
Long-term non-trade receivable		8,738	(	*)	2,619	(	*)
Liabilities carried at fair value
Derivatives	~~W~~	—	—		472	472
Liabilities carried at amortized cost
Secured bank loans	~~W~~	642,172	642,172		700,820	700,820
Unsecured bank loans		2,950,184	2,955,399		2,197,132	2,200,522
Unsecured bond issues		2,010,762	2,016,086		1,880,818	1,903,863
Trade accounts and notes payable		2,875,090	(	*)	2,877,326	(	*)
Other accounts payable		3,169,937	3,170,147		2,449,517	2,449,938
Long-term other accounts payable		2	(	*)	3,530	3,891

(*)	Excluded from disclosures as the carrying amount approximates fair value.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

26.	Financial Risk Management, Continued

(iii)	Financial Instruments measured at cost

Available-for-sale financial assets measured at cost as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Intellectual Discovery Co., Ltd.	~~W~~	729	729
Kyulux, Inc.		1,968	3,266
Henghao Technology Co., Ltd.		—	1,559
ARCH Venture Fund Vill, L.P.		2,283	2,285

	~~W~~	4,980	7,839

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

26.	Financial Risk Management, Continued

The movement in the available-for-sale financial assets for the years ended December 31, 2017 and 2016 is as follows:

(In millions of won)
	December 31, 2017
	January 1, 2017		Acquisition	Disposal and others	Impairment	Effect of movements in exchange rates	December 31, 2017
Intellectual Discovery Co., Ltd.	~~W~~	729	—	—	—	—	729
Kyulux Inc.		3,266	—	—	(1,298)	—	1,968
Henghao Technology Co., Ltd.		1,559	—	(909)	(650)	—	—
ARCH Venture Fund Vill, L.P		2,285	266	—	—	(268)	2,283

	~~W~~	7,839	266	(909)	(1,948)	(268)	4,980

(In millions of won)
	December 31, 2016
	January 1, 2016		Acquisition	Disposal and others	Impairment	Effect of movements in exchange rates	December 31, 2016
Intellectual Discovery Co., Ltd.	~~W~~	2,673	—	—	(1,944)	—	729
Kyulux Inc.		3,266	—	—	—	—	3,266
Henghao Technology Co., Ltd.		3,372	—	—	(1,813)	—	1,559
ARCH Venture Fund Vill, L.P		1,378	859	(48)	—	96	2,285

	~~W~~	10,689	859	(48)	(3,757)	96	7,839

Available-for-sale-financial assets consist of investments in equity securities and the fair value of some investments in equity securities are measured at cost because the range of reasonable fair value measurements is significant and the probabilities of the various estimates cannot be reasonably assessed since they do not have a quoted price in an active market for an identical instruments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

26.	Financial Risk Management, Continued

(iv)	Fair values of financial assets and liabilities

i) Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii) Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2017
Assets
Available-for-sale financial assets	~~W~~	162	—	—	162
Financial asset at fair value through profit or loss		—	—	1,552	1,552
Derivatives		—	—	842	842

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2016
Assets
Available-for-sale financial assets	~~W~~	154	—	—	154
Financial asset at fair value through profit or loss		—	—	1,382	1,382
Derivatives		—	—	244	244
Liabilities
Derivatives	~~W~~	—	—	472	472

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

26.	Financial Risk Management, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of December 31, 2017 and December 31, 2016 are as follows:

(In millions of won)	December 31, 2017				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Secured bank loans	~~W~~	—	—	642,172	Discounted cash flow	Discount rate
Unsecured bank loans		—	—	2,955,399	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,016,086	Discounted cash flow	Discount rate
Other accounts payable		—	—	3,170,147	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2016				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Secured bank loans	~~W~~	—	—	700,820	Discounted cash flow	Discount rate
Unsecured bank loans		—	—	2,200,522	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	1,903,863	Discounted cash flow	Discount rate
Other accounts payable		—	—	2,449,938	Discounted cash flow	Discount rate
Long-term other accounts payable		—	—	3,891	Discounted cash flow	Discount rate

The interest rates applied for determination of the above fair value at the reporting date are as follows:

	December 31, 2017	December 31, 2016
Debentures, loans and others	1.57~2.92%	1.48~2.68%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

27.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the year ended December 31, 2017 are as follows:

(In millions of won)
	January 1, 2017			Non-cash transactions
			Cash flows from financing activities	Reclassification	Exchange rate effect	Effective interest adjustment	December 31, 2017
Short-term borrowings	~~W~~	113,209	(105,864)	—	(7,345)	—	—
Current portion of long-term debt		554,700	(544,731)	1,525,616	(83,262)	603	1,452,926
Long-term borrowings		2,599,799	1,195,415	(1,021,215)	(129,810)	—	2,644,189
Bonds		1,511,062	497,959	(504,401)	—	1,383	1,506,003

	~~W~~	4,778,770	1,042,779	—	(220,417)	1,986	5,603,118

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

28.	Related Parties and Others

(a)	Related parties

Related parties for the year ended December 31, 2017 are as follows:

Classification	Description
Associates(*)	Paju Electric Glass Co., Ltd. and others
Subsidiaries of Associates	AVATEC Electronics Yantai Co., Ltd. and others
Entity that has significant influence over the Controlling Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates are described in note 8.

Related parties other than associates and joint ventures that have transactions such as sales or balance of trade accounts and notes receivable and payable with the Group for the years ended December 31, 2017 and 2016 are as follows:

Classification	December 31, 2017	December 31, 2016
Subsidiaries of Associates	Shinbo Electric Co., Ltd.	Shinbo Electric Co., Ltd.
	-	New Optics USA, Inc.
	-	NEWOPTIX RS. SA DE CV

Entity that has significant influence over the Controlling Company	LG Electronics Inc.	LG Electronics Inc.

Subsidiaries of the entity that has significant influence over the Controlling Company	Hiplaza Co., Ltd.	Hiplaza Co., Ltd.
	Hi Entech Co., Ltd.	Hi Entech Co., Ltd.
	LG Hitachi Water Solutions Co., Ltd.	LG Hitachi Water Solutions Co., Ltd.
	LG Innotek Co., Ltd.	LG Innotek Co., Ltd.
	Hanuri Co., Ltd.	Hanuri Co., Ltd.
	Qingdao LG Inspur Digital Communication Co., Ltd.	Qingdao LG Inspur Digital Communication Co., Ltd.
	LG Electronics Wroclaw Sp. z o.o.	LG Electronics Wroclaw Sp. z o.o.
	LG Electronics Reynosa, S.A. DE C.V.	LG Electronics Reynosa, S.A. DE C.V.
	-	LG Electronics Thailand Co., Ltd.
	LG Electronics Taiwan Taipei Co., Ltd.	LG Electronics Taiwan Taipei Co., Ltd.
	-	LG Electronics Shenyang Inc.
	LG Electronics RUS, LLC	LG Electronics RUS, LLC
	LG Electronics Nanjing New Technology Co., LTD.	LG Electronics Nanjing New Technology Co., LTD.
	LG Electronics Mlawa Sp. z o.o.	LG Electronics Mlawa Sp. z o.o.
	LG Electronics Mexicalli, S.A. DE C.V.	LG Electronics Mexicalli, S.A. DE C.V.
	LG Electronics India Pvt. Ltd.	LG Electronics India Pvt. Ltd.
	LG Electronics do Brasil Ltda.	LG Electronics do Brasil Ltda.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

28.	Related Parties and Others, Continued

(a)	Related parties, Continued

Classification	December 31, 2017	December 31, 2016
	LG Electronics Air-Conditioning (Shandong) Co., Ltd.	LG Electronics Air-Conditioning (Shandong) Co., Ltd.
	LG Electronics Almaty Kazakhstan	LG Electronics Almaty Kazakhstan
	LG Electronics S.A. (Pty) Ltd.	LG Electronics S.A. (Pty) Ltd.
	LG Electronics Singapore PTE LTD.	LG Electronics Singapore PTE LTD.
	Inspur LG Digital Mobile Communications Co., Ltd.	Inspur LG Digital Mobile Communications Co., Ltd.
	LG Electronics Japan, Inc.	LG Electronics Japan, Inc.
	-	LG Electronics U.S.A., Inc.
	LG Electronics Vietnam Haiphong Co., Ltd.	LG Electronics Vietnam Haiphong Co., Ltd.
	P.T.LG Electronics Indonesia	P.T.LG Electronics Indonesia
	Hientech (Tianjin) Co., Ltd.	Hientech (Tianjin) Co., Ltd.
	Hi M Solutek	Hi M Solutek
	LG Electronics Deutschland GmbH	LG Electronics Deutschland GmbH
	LG Electronics Egypt S.A.E.	LG Electronics Egypt S.A.E.
	-	LG Innotek Yantai Co., Ltd.
	LG Electronics Alabama Inc.	LG Electronics Alabama Inc.
	LG Electronics (China) Co., Ltd.	-
	LG Electronics Ticaret A.S.	-
	PT.LG Electronics Service Indonesia	-
	LG Electronics Polska Sp. z o.o.	-

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

28.	Related Parties and Others, Continued

(b)	Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	2017
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
New Optics Ltd. (*)	~~W~~	1	—	—	—	4	6
INVENIA Co., Ltd.		—	—	1,862	66,548	—	2,259
AVATEC Co., Ltd.		—	530	—	—	90,785	720
Paju Electric Glass Co., Ltd.		—	8,109	380,815	—	—	4,225
Shinbo Electric Co., Ltd. (*)		15,812	—	—	—	—	21
Narenanotech Corporation (*)		—	—	279	21,727	—	244
WooRee E&L Co., Ltd.		—	—	—	—	—	175
YAS Co., Ltd.		—	—	6,347	69,243	—	2,474

	~~W~~	15,813	8,639	389,303	157,518	90,789	10,124

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	1,689,381	—	47,898	906,427	—	109,865
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	71,597	—	—	—	—	163
LG Electronics Vietnam Haiphong Co., Ltd.		205,934	—	—	8,892	—	198

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

28.	Related Parties and Others, Continued

(In millions of won)	2017
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Nanjing New Technology Co., Ltd.	~~W~~	300,785	—	—	245	—	379
LG Electronics RUS, LLC		103,479	—	—	—	—	963
LG Electronics do Brasil Ltda.		228,821	—	—	—	—	430
LG Innotek Co., Ltd.		14,836	—	199,896	—	—	5,692
Qingdao LG Inspur Digital Communication Co., Ltd.		77,787	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		230,832	—	—	—	—	—
LG Electronics Mexicalli, S.A. DE C.V.		319,772	—	—	—	—	186
LG Electronics Mlawa Sp. z o.o.		847,565	—	—	—	—	985
LG Electronics Taiwan Taipei Co., Ltd.		13,693	—	—	—	—	164
LG Hitachi Water Solutions Co., Ltd.		—	—	—	318,978	—	1,532
LG Electronics Reynosa, S.A. DE C.V.		1,287,340	—	—	—	—	1,926
LG Electronics Almaty Kazakhstan		14,079	—	—	—	—	53
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	255	3,744	—	2,621
HiEntech Co., Ltd.		—	—	—	6,991	—	34,432
Hientech (Tianjin) Co., Ltd.		—	—	—	21,838	—	11,822
LG Electronics S.A. (Pty) Ltd.		14,155	—	—	—	—	25
Others		857	—	3	14	—	7,264

	~~W~~	3,731,532	—	200,154	360,702	—	68,835

	~~W~~	5,436,726	8,639	637,355	1,424,647	90,789	188,824

(*)	Represents transactions occurred prior to disposal of the entire investments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

28.	Related Parties and Others, Continued

(In millions of won)	2016
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.(*1)	~~W~~	59,388	29,902	—	—	—	543

Associates and their subsidiaries
New Optics Ltd.	~~W~~	2,469	—	50,372	—	7,569	255
New Optics USA, Inc.		—	—	—	—	509	—
NEWOPTIX RS. SA DE CV		33	—	—	—	—	—
INVENIA Co., Ltd.		54	—	1,429	48,398	—	261
TLI Inc.(*2)		—	101	57,429	—	—	2,238
AVACO Co., Ltd.(*2)		—	128	703	31,299	—	1,373
AVATEC Co., Ltd.		—	265	—	—	70,196	1,027
Paju Electric Glass Co., Ltd.		—	21,030	453,463	—	—	3,674
Shinbo Electric Co., Ltd.		204,637	—	355,607	—	2,449	1,097
Narenanotech Corporation		17	—	513	24,821	—	909
WooRee E&L Co., Ltd.		—	—	—	—	—	32
YAS Co., Ltd.		44	—	2,076	80,836	—	1,758
LB Gemini New Growth Fund No. 16		—	8,394	—	—	—	—

	~~W~~	207,254	29,918	921,592	185,354	80,723	12,624

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

28.	Related Parties and Others, Continued

(In millions of won)	2016
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	1,580,279	—	23,047	538,175	—	103,158

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	75,591	—	—	—	—	69
LG Electronics Vietnam Haiphong Co., Ltd.		162,893	—	—	—	—	141
LG Electronics Nanjing New Technology Co., Ltd.		229,773	—	—	293	—	1,876
LG Electronics RUS, LLC		127,316	—	—	—	—	2,993
LG Electronics do Brasil Ltda.		133,903	—	—	—	—	3,430
LG Innotek Co., Ltd.		11,503	—	209,878	—	—	9,873
Qingdao LG Inspur Digital Communication Co., Ltd.		47,804	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		370,966	—	—	—	—	5
LG Electronics Mexicalli, S.A. DE C.V.		210,021	—	—	—	—	77
LG Electronics Mlawa Sp. z o.o.		709,558	—	—	—	—	895
LG Electronics Taiwan Taipei Co., Ltd.		11,919	—	—	—	—	27

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

28.	Related Parties and Others, Continued

(In millions of won)	2016
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Wroclaw Sp. z o.o.	~~W~~	290,785	—	—	—	—	99
LG Hitachi Water Solutions Co., Ltd.		—	—	—	167,987	—	2,782
LG Electronics Reynosa, S.A. DE C.V.		1,074,790	—	—	—	—	1,907
LG Electronics Almaty Kazakhstan		15,953	—	—	—	—	33
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	—	4,994	—	259
Hi Entech Co., Ltd.		—	—	—	—	—	25,365
Hientech (Tianjin) Co., Ltd.		—	—	—	28,587	—	10,613
LG Electronics S.A. (Pty) Ltd		21,236	—	—	—	—	39
Others		2,289	—	—	—	—	4,094

	~~W~~	3,496,300	—	209,878	201,861	—	64,577

	~~W~~	5,343,221	59,820	1,154,517	925,390	80,723	180,902

(*1)	Represents transactions occurred prior to exchange of equity interests.
(*2)	Represents transactions occurred prior to disposal of the entire investments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

28.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2017		December 31, 2016	December 31, 2017	December 31, 2016
Associates
New Optics Ltd.(*)	~~W~~	—	1,000	—	8,616
INVENIA Co., Ltd.		2,375	833	18,662	6,515
AVATEC Co., Ltd.		—	—	2,949	5,190
Paju Electric Glass Co., Ltd.		—	—	60,141	71,685
Shinbo Electric Co., Ltd.(*)		—	85,011	—	64,693
Narenanotech Corporation(*)		—	300	—	2,826
WooRee E&L Co., Ltd.		—	—	61	—
YAS Co., Ltd.		375	833	6,474	3,531

	~~W~~	2,750	87,977	88,287	163,056

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	550,335	357,577	257,071	160,309

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics do Brasil Ltda.	~~W~~	19,091	14,299	10	27
LG Electronics RUS, LLC		25,102	47,686	80	—
LG Innotek Co., Ltd.		407	1,070	62,675	50,919
Qingdao LG Inspur Digital Communication Co., Ltd.		13,061	7,007	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		55,278	72,963	—	5

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

28.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2017		December 31, 2016	December 31, 2017	December 31, 2016
LG Electronics Mexicali, S.A. DE C.V.	~~W~~	29,440	11,959	—	13
LG Electronics Mlawa Sp. z o.o.		136,874	222,480	25	27
LG Electronics Nanjing New Technology Co., Ltd.		46,373	51,794	699	78
LG Electronics Reynosa, S.A. DE C.V.		137,413	93,873	82	259
LG Electronics Vietnam Haiphong Co., Ltd.		36,017	35,121	3,917	7
LG Hitachi Water Solutions Co., Ltd.		—	—	154,864	108,119
Hientech (Tianjin) Co., Ltd.		—	—	5,600	3,746
Hientech Co., Ltd.		—	—	6,679	4,080
Others		10,648	46,735	1,715	2,962

	~~W~~	509,704	604,987	236,346	170,242

	~~W~~	1,062,789	1,050,541	581,704	493,607

(*)	Excluded from related parties due to disposal of equity investments during the year ended December 31, 2017.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

28.	Related Parties and Others, Continued

(d)	Details of significant cash transactions such as loans and collection of loans, which occurred in the normal course of business with related parties for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	Loans(*1)
Associates	January 1, 2017		Increase	Decrease	December 31, 2017
New Optics Ltd.(*2)	~~W~~	1,000	—	125	875
INVENIA Co., Ltd.		833	2,000	458	2,375
Narenanotech Corporation(*2)		300	—	75	225
YAS Co., Ltd.		833	—	458	375

	~~W~~	2,966	2,000	1,116	3,850

(*1)	Loans are presented based on nominal amounts.
(*2)	Excluded from related parties due to disposal of equity investments during the year ended December 31, 2017.

(In millions of won)
	Loans(*)
Associates	January 1, 2016		Increase	Decrease	December 31, 2016
New Optics Ltd.	~~W~~	—	1,000	—	1,000
INVENIA Co., Ltd.		1,000	—	167	833
Narenanotech Corporation		300	—	—	300
YAS Co., Ltd.		1,000	—	167	833

	~~W~~	2,300	1,000	334	2,966

(*)	Loans are presented based on nominal amounts.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

28.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Group and certain companies and their subsidiaries, which are included in LG Group, one of conglomerates according to the Monopoly Regulation and Fair Trade Act for the years ended December 31, 2017 and 2016 are as follows. These entities are not affiliates according to K-IFRS No. 1024, Related Party Disclosures.

(In millions of won)
	For the year ended December 31, 2017			December 31, 2017
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Chem Ltd.	~~W~~	16,903	917,851	8,660	135,222
LG Chem (Nanjing) Information & Electronics Materials Co., Ltd.		—	411,382	—	108,505
LG Chem (China) Investment Co., Ltd.		—	6,533	—	1,829
Serveone Co., Ltd.		677	1,540,870	21,565	535,404
Serveone (Nanjing) Co., Ltd.		—	121,883	—	46,115
Serveone Construction Co., Ltd.		—	81,859	—	23,056
Serveone (Guangzhou) Co., Ltd.		—	94,074	—	26,227
Serveone Vietnam Co., Ltd.		—	30,974	—	15,045
Silicon Works Co., Ltd.		—	624,127	—	120,031
LG CNS Co., Ltd.		323	205,290	—	74,633
LG CNS China Inc.		—	33,188	—	10,845
LG N-Sys Inc.		—	23,315	—	15,810

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

28.	Related Parties and Others, Continued

(In millions of won)
	For the year ended December 31, 2017			December 31, 2017
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp.		16,962	110,620	5,637	25,965
LG International (America) Inc.		22,883	161,435	4,998	65,352
LG International (Japan) Ltd.		122,311	1,333,552	1,515	103,443
LG International (Singapore) Pte., Ltd.		571,387	3,575	100,042	2,706
LG International (Deutschland) GmbH		—	19,938	—	2,353
Pantos Logistics Co., Ltd.		41	95,285	—	10,597
Pantos Logistics (Shanghai) Co., Ltd.		—	20,736	—	3,512
Pantos Logistics (Shenzhen) Co., Ltd.		—	110,434	—	6,840
LG Management Development Institute		—	10,233	3,480	699
HS Ad Inc.		—	9,202	—	5,519
GllR America Inc.		—	76,244	—	8,503
LG Corp.		—	60,756	4,700	1,523
Others		2,829	89,211	1,948	27,656

	~~W~~	754,316	6,192,567	152,545	1,377,390

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

28.	Related Parties and Others, Continued

(In millions of won)
	For the year ended December 31, 2016			December 31, 2016
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Chem Ltd.	~~W~~	65	941,355	30	106,790
LG Chem (Nanjing) Information & Electronics Materials Co., Ltd.		—	384,480	—	79,117
LG Chem (China) Investment Co.,Ltd.		—	718	—	734
Serveone Co., Ltd.		3,476	1,092,483	20,157	398,671
Serveone (Nanjing) Co., Ltd.		—	104,743	—	47,485
Serveone Construction Co., Ltd.		—	50,204	—	8,951
Serveone (Guangzhou) Co., Ltd.		—	90,973	—	19,719
Serveone Vietnam Co., Ltd.		—	4,562	—	587
Silicon Works Co., Ltd.		409	583,508	13	106,313
LG CNS Co., Ltd.		550	183,181	—	89,152
LG CNS China Inc.		5	39,730	—	8,597
LG N-Sys Inc.		—	13,618	—	9,259
LG International Corp.		17,706	86,008	16,951	16,930
LG International (America) Inc.		20,940	48,551	3,594	20,449
LG International (Japan) Ltd.		139,324	842,483	14,603	125,689
LG International (Singapore) Pte., Ltd.		425,025	1,810	31,071	—
LG International (Deutschland) GmbH		509	8,848	—	4,935
Pantos Logistics Co., Ltd.		20	72,722	—	8,183
Pantos Logistics (Shanghai) Co., Ltd.		—	21,249	—	2,251
Pantos Logistics (Shenzhen) Co., Ltd.		—	94,972	—	8,577
LG Management Development Institute		—	9,720	3,480	376

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

28.	Related Parties and Others, Continued

(In millions of won)
	For the year ended December 31, 2016			December 31, 2016
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
HS Ad Inc.	~~W~~	—	5,219	—	1,465
LG Corp.		—	59,038	7,937	—
Others		14,386	56,984	3,078	4,337

	~~W~~	622,415	4,797,159	100,914	1,068,567

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

28.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Short-term benefits	~~W~~	3,724	2,323
Expenses related to the defined benefit plan		488	897

	~~W~~	4,212	3,220

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

29.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2017 and 2016 is as follows:

(In millions of won)
	2017		2016
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	~~W~~	632,355	809,406

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: February 28, 2018	By:	/s/ Heeyeon Kim
(Signature)

	Name:	Heeyeon Kim
	Title:	Head of IR / Vice President